[redacted]

08058026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008
Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant's name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

Masahiko Goto
President and Representative Director

Date: August 22, 2008

08 Annual Report
Year Ended March 31, 2008







Work-Proven Around the World













(ash dividend per share for the year was ¥97 increasing by ¥23 from last year's result

Net income per share increased ¥63.0 from the previous year to ¥320.3


Net Sales
(¥ millions)
4,117
194,737
229,075
279,933
342,577
04
'05
'06
'07
'08


Operating Income
(¥ millions)
14,696
31,398
45,778
48,176
67,031
'04
'05
'06
'07
'08


Net Income
(¥ millions)
7,691
22,136
40,411
36,971
46,043
'04
'05
'06
'07
'08


Shareholders' Equity
(¥ millions)
193,348
219,640
266,584
302,675
316,498
'04
'05
'06
'07
'08

Contents

01 Profile & Vision
02 Sales by Products
03 Sales by Region
04 Dear Fellow Shareholders
07 Review of Operations by Region
08 Global Growth Sparked by Advanced Product Technology
10 Europe
12 North America
14 Asia
16 Other Regions
18 Japan
20 New Products
21 Corporate Governance
22 Management Structure of Makita Corporation
23 Financial Section
24 Management's Discussion and Analysis
39 Dividend Policy
40 Risk Factors
44 Quantitative and Qualitative Disclosures about Market Risk
46 Controls and Procedures
47 Selected Financial Data
48 Consolidated Balancce Sheets
50 Consolidated Statements of Income
51 Consolidated Statements of Shareholders' Equity
52 Consolidated Statements of Cash Flows
54 Notes to Consolidated Financial Statements
89 Report of Independent Registered Public Accounting Firm
91 Corporate Directory
93 Board of Directors and Auditors
93 Corporate Data

Financial Highlights & Highlights of Performance

Net sales increased **22.4%** from the previous year to **¥342.5** billion

Operating income and net income were up sharply at

¥67.0 billion and **¥46.0** billion.

	Japanese Yen (millions)			U.S. dollars (thousands)
	2006	2007	**2008**	**2008**
Net sales	¥ 229,075	¥ 279,933	**¥ 342,577**	**$ 3,425,77**
Domestic	41,600	46,860	**52,193**	**521,93**
Overseas	187,475	233,073	**290,384**	**2,903,84**
Operating income	45,778	48,176	**67,031**	**670,31**
Income before income taxes	49,143	49,323	**65,771**	**657,71**
Net income	40,411	36,971	**46,043**	**460,43**
	Japanese Yen			U.S. dollars
Net income per share of common stock and per ADS	281.1	257.3	**320.30**	**3.2**
Cash dividends applicable to the year	57.0	74.0	**97.0**	**0.9**

	Japanese Yen (millions)			U.S. dollars (thousands)
Total assets	¥ 326,038	¥ 368,494	**¥ 386,467**	**$ 3,864,67**
Net working capital	181,808	212,183	**230,699**	**2,306,99**
Shareholders' equity	266,584	302,675	**316,498**	**3,164,98**

Notes: 1. The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥ 100 to US$1.
2. Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
3. Net income per share is computed based on the average number of common stock outstanding during the term.
4. Amounts of less than 1 million yen have been rounded.

In 1958, Makita Corporation, founded in 1915 as an electric motor sales and repair company, became the first company in Japan to manufacture and sell portable electric planers. Over the near-half century since, Makita has worked to build a steady position as a manufacturer of portable power tools. Today, Makita continues to provide products and services that are beneficial to all types of customers engaged in housing construction. Makita's history is one of close interaction with customers and parallels the evolution of power tools.

As a leading manufacturer and marketer of power tools, Makita operates a network of production, direct bases and service offices in Japan and more than 30 countries around the world. The ratio of overseas production exceeds 75% on a unit basis, and about 85% of consolidated sales come from overseas markets. Through the power of its brand, supported by technology, quality and after-sales support, Makita has secured a powerful competitive advantage and established a solid position as a leader in the global power tools market.

PROFILE & VISION

Always placing itself in the customer's position, Makita aims to be a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments, while continuously striving to become a truly global corporation.

On the basis of this stance, by continuing to develop market-leading products, we aim to become a consistently strong company. With this, we mean a company that can capture and maintain worldwide market leadership as a global total supplier of professional power tools, gardening equipment and pneumatic tools to customers around the world.

Forward-Looking Statements

This report contains forward-looking statements based on Makita's own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. therefore, these statements should not be interpreted as representation that such objectives will be achieved.

Sales by Products




Power Tools

Net Sales (¥ millions)


'06
171,376
'07
210,894
'08
255,869

Share of Net Sales
(% / FY 2008)


74.7

The Power Tools group offers a wide range of dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact drivers and sanders. This group generates the largest portion of Makita's consolidated net sales. In FY 2008, sales of power tools grew by 21.3%, to ¥255,869 million, accounting for 74.7% of consolidated net sales.




Gardening and Household Products

Net Sales (¥ millions)


'06
23,434
'07
28,123
'08
40,410

Share of Net Sales
(% / FY 2008)


11.8

Principal products in Makita's Gardening and Household Products group include chain saws, petrol brushcutters, hedge trimmers, industrial vacuum cleaners and handheld vacuum cleaners for home use. In FY 2008, Makita recorded a 43.7% increase in sales of Gardening and household products, to ¥40,410 million, or 11.8% of consolidated net sales.




Parts, Repairs and Accessories

Net Sales (¥ millions)


'06
34,265
'07
40,916
'08
46,298

Share of Net Sales
(% / FY 2008)


13.5

Makita's after-sales services include the sales of parts, repairs and accessories such as saw blades, drill bits, and grinding wheels. In FY 2008, parts, repairs and accessories sales increased by 13.2%, to ¥46,298 million, accounting for 13.5% of consolidated net sales.

EUROPE

Net Sales
(¥ millions)


'06
90,504
'07
124,020
'08
160,360

Share of Net Sales
(% / FY 2008)


46.8

Europe, where the Makita Group has established a solid business base, is the largest market for Makita. This market consists of the U.K., Germany, France and other Western European countries, where economic growth is stable and moderate. It also includes Russia and Eastern European countries, such as Poland, the Czech Republic and Romania.

NORTH AMERICA

Net Sales
(¥ millions)


'06
47,673
'07
51,472
'08
56,422

Share of Net Sales
(% / FY 2008)


16.5

North America (comprising the U.S. and Canada) is a power tool market with many professional users, and the same number or more of DIY users. Makita is steadily increasing unit sales of value-added products such as lithium-ion battery products, and these have further contributed to our brand image.

ASIA

Net Sales
(¥ millions)


'06
16,993
'07
19,469
'08
22,629

Share of Net Sales
(% / FY 2008)


6.6

In Asia, as in other markets, Makita products have won a favorable reputation and customer trust for product quality and excellent after-sales service systems befitting a brand for professional users. This enables Makita to maintain a high market share in countries throughout the region.

OTHER REGIONS

Net Sales
(¥ millions)


'06
32,305
'07
38,112
'08
50,973

Share of Net Sales
(% / FY 2008)


14.9

Makita is active in the Middle East, Africa, Central and South America, and Oceania, and its presence in these regions is steadily expanding and contributing to the growth of the Group's consolidated net sales. Recently, these area's economies are developing rapidly, push up by increasing demand for resouces.

JAPAN

Net Sales
(¥ millions)


'06
41,600
'07
46,860
'08
52,193

Share of Net Sales
(% / FY 2008)


15.2

Makita has secured a solid position as the leading power tool manufacturer in Japan. We have earned the trust of customers, mainly professional users, by satisfying a variety of customer needs through an after-sales service network throughout Japan.

Dear Fellow Shareholders



Masahiko Goto
President &
Representative Director

Sales diversification—across borders and across business lines—is proving to be a success. In fiscal 2008, consolidated net sales grew 22%.

In fiscal 2008, the year ended March 31, 2008, the Makita Group achieved record-high net sales for the fourth consecutive year, posting double-digit sales increases in all geographical regions. The Group set a new record for operating income for the third consecutive year, and net income exceeded the initial forecast.

Fiscal 2008 Business Environment and Strategic Measures

To review the economic situation in fiscal 2008 by region, although high economic growth continued in Eastern Europe and Russia, clouds began to gather over Western European markets, where growth in personal consumption was sluggish into the second half of the term. In the U.S., a sense of economic deceleration suddenly gained impetus as a result of a decrease in housing investment and turmoil in the financial markets due to the impact of the subprime loan problem. Meanwhile, business conditions in Asia were generally strong, especially in China, where high economic growth continues.

In Japan, from the summer of last year onward the pace of business recovery dulled on account of a decrease in the number of housing starts owing to the tightening of the construction authorization application procedure stipulated in the revision of the Building Standards Law coupled with downward pressure on business performance caused by high crude oil and raw material prices and the rapid appreciation of the yen against the dollar.

In these circumstances, the Makita Group further expanded the selection of lithium-ion battery products, which have earned high praise in the global professional power tool market, developing a range of 40 items in Japan and 70 items for overseas markets. We also accelerated the development of overseas sales and service bases and undertook reinforcement of the global sales structure. In Russia we worked to open up a new market, establishing an after-sales service network and opening the Vladivostok Office. In South America, where future market growth is expected, we established a sales subsidiary in Peru and undertook market development.

With regard to production, we further strengthened our global production structure through measures including the expansion of product supply capacity in China to cope with robust sales, the steady expansion of production at the plant in Romania, which began production in 2007, and the start of construction on a second plant in Brazil.

To reinforce the Makita Group's presence in the gardening tools sector, Makita Numazu Corporation, which became a subsidiary in May 2007, has been boosting management efficiency while cooperating with other Group companies to take advantage of its technological capabilities. In March 2008 Makita established the Outdoor Products Development Department within the Development and Technology Headquarters and is stepping up development of gardening tools products.

Business Results for Fiscal 2008

The consolidated business results for fiscal 2008 were highly favorable. Net sales increased by 22.4% from the previous year to ¥342,577 million, marking the seventh consecutive year of higher revenues and the fourth consecutive year of record-high sales. Sales in Japan rose by 11.4% to ¥52,193 million owing to solid sales performance from new products, notably lithium-ion battery products, and the addition of sales of gardening tools as a result of aquisition of Makita Numazu corporation (former Fuji Robin Industries Ltd.). Overseas sales increased by 24.6% to ¥290,384 million due to growth in emerging markets including Eastern Europe, Russia, the Middle East, and South America. As a result, overseas sales accounted for 84.8% of consolidated net sales for the term.

With respect to earnings, operating income rose by 39.1% year on year to ¥67,031 million on account of factors including improvement in the cost of sales ratio attributable to an increase in the ratio of production in China and a sales increase resulting from depreciation of the yen against the euro. The operating income ratio rose by 2.4 percentage points from the previous year to 19.6%. Although we recorded realized losses on securities and exchange losses as non-operating profit and loss items, income before income taxes rose by 33.3% year on year to ¥65,771 million, and net income rose by 24.5% to ¥46,043 million, both record high figures.

Dividend Policy and Annual Cash Dividend

Makita's basic policy on profit distribution is to pay a minimum annual cash dividend of ¥18 per share and maintain a consolidated dividend payout ratio of 30% or higher. In fiscal 2008 Makita paid an interim dividend of ¥30 per share and a year-end dividend of ¥67 per share, for an annual cash dividend of ¥97 per share. This was ¥23 higher than in the previous term.

Outlook for Fiscal 2009

The outlook for the business environment remains uncertain owing to concerns about possible repercussions on the global economy from the financial turmoil in the U.S. caused by the subprime loan problem, fluctuations in crude oil and raw material prices, and trends in foreign exchange markets. Against this backdrop, the Makita Group will continue efforts aimed at the expansion and upgrading of the global sales and service structure and the development of high-value-added products with the objective of improving business performance through market share expansion in the professional power tools, the pneumatic tools, and the gardening tools market sectors.

In a major development, in March 2008 Makita entered into a powerful partnership with Home Depot, the largest home center chain in the United States. As a result, we have consolidated sales to major home centers in the North American market into Home Depot and will continuously introduce appealing products for sale at Home Depot stores.

We will undertake the following initiatives for fiscal 2009:

- We will move forward with the globalization of production through means including expansion of the plants in China, Romania, and Brazil.
- We will continue to develop new high-value-added products and new products to meet diverse user needs.
- We will strengthen our relationship with Home Depot in the North American market and undertake sales promotions and brand power enhancement.
- We will further expand and upgrade the global sales and after-sales service networks.

Vision for the Future

Makita's long-term objective is to become a consistently strong company, by which we mean a company capable of capturing and maintaining worldwide market leadership as a global total supplier of tools beneficial in people's day-to-day lives and in the creation of homes and living environments. We will undertake further development of high-value-added lithium-ion battery products and measures to increase demand on a global scale. We will actively pursue business opportunities in the global gardening tools market, which is said to be worth double that of power tools. We will take advantage of our solid financial position to undertake active capital investment and reinforcement of the R&D structure, injecting management resources in high-priority areas. We will also strive to increase enterprise value by continuously launching industry-first new products, expanding and upgrading our global sales and service structure, and increasing global brand power.

I request the continued support of our shareholders in the years ahead.

July 2008

Masahiko Goto
President & Representative Director

Responding successfully to tool needs around the with localized marketing, manufacturing and product development



Li-ion Leadership Charges up Our Sales around the World



makita

TD130DRFXW

14.4V Cordless Impact Driver The 4-pole maximum-torque motor makes full use of the fast-charging and extended duty-cycle of our latest lightweight Li-ion technology. It's incredibly light at 1.4 kg, yet delivers 140Nm of torque for heavy-duty drilling and driving large screws. ▶

Although the power tool market is shrinking, due to declining new housing starts in Japan, the U.S. and parts of Europe, Makita is steadily gaining market share, thanks to increasing unit sales of its lithium-ion battery products. Makita introduced Li-ion products ahead of its competitors in February 2005 in Japan, aimed principally at professionals. Soon afterward, major home center chains in key markets began to prominently feature Li-ion battery products, which spotlighted awareness of their excellent performance and ease of use—and raised Makita's brand awareness and prestige.

Makita continues to introduce Li-ion products in overseas markets aggressively. In August 2006, Makita introduced Li-ion products in the European Market, and in autumn of the same year, in Oceania. In these areas, Makita had already established a high market share and reputation for its existing power tools. On top of that, the introduction of more compact and high performance Li-ion products has brought Makita an even higher brand image by proving Makita's technologies.

Li-ion Battery Technological Benefits

LXT Lithium-Ion provides longer run time and 5x lower self-discharge. Makita's "Active 3 Control" charger controls current, temperature and voltage for 400% greater power over the battery's service lifetime.

Total power delivery of each battery's service lifetime



100
130
400
Ni-cd 2.0Ah
Ni-MH 3.0Ah
Li-ion 3.0Ah

Line up of Li-ion Battery Products: The line up of Li-ion products now serves every power and user level.

7.2V



TD020DSW
Cordless Impact Driver
Weighs only .53 kg. Delivers 3,000 rotational impacts/min. & 2,300 rpm. Straight or pistol grip positions.



DF010DS Cordless Driver Drill
Weighs only .55 kg. Delivers 3,000 rotational impacts/min. & 2,300 rpm. Straight or pistol grip positions.

10.8V



TD090DWX
Cordless Impact Driver
Compact and lightweight for excellent handling and operation efficiency. Weighs only 920 grams, yet delivers 3,000 impacts/minute.



DF030DWX Cordless Driver Drill
Compact, two-speed design weighing under a kilogram deliver up to 1,300 rpm and 22Nm of torque. With built-in LED worklight.

14.4V



BFR440
Cordless Auto Feed Screwdriver
High-torque cordless power with features to ensure durability and reliable screw driving.



BHR162 Cordless Rotary Hammer
With two modes: "Rotary Only" or "Rotary Hammer." High-comfort pistol grip and LED job light.

18.0V



BPB180
Cordless Portable Band Saw
Lightweight, well-balanced design with a speed preset dial for easy blade speed adjustment and built-in protective rubber bumpers.



TW251DRFX
Cordless Impact Wrench
A lightweight 4-pole motor provides up to 220Nm in a compact package weighting only 1.7kg.

Net Sales vs. Cumulative Introductions of Li-ion Battery Products:
Consolidated net sales and available models of Li-ion products have increased steadily.



Net sales (¥ Billion)
Cumulative number of Li-ion models introduced (Units)
400
300
200
100
0
150
125
100
75
50
25
0
2004
2005
2006
2007
2008
184.1
194.7
229.0
279.9
342.5
1
32
53
96
TD130DRFX 14.4V Cordless ImpactDriver
Introduced in Japan February 2005 with overwhelming sales success.
Combo-Kits
Launched in U.S. December 2005 for Christmas and contributed to strong sales growth.
BDF452 18V Cordless Driver Drill 1/2"
Raised Makita's U.S. market share following hot Christmas 2007 introduction.
BGA452 18V Cordless Angle Grinder
A hit in all regions and construction fields. Raised Li-ion popularity worldwide.

EUROPE

Tools to Suit the Market
Many Makita power tools in Europe are for stone and masonry, the primary building materials. ▶



MAKITA BULGARIA EOOD
Makita opened its 25th subsidiary in Europe with this new office in Sofia, Bulgaria.
▼



Major New Factory in Romania
Makita EU S.R.L. becomes the third production site in Europe, joining the UK and Germany
▼



Share of Net Sales
(% / FY 2008)

46.8
¥160.4 billion



Consolidated total: ¥342.6 billion

Share of Production Volume
(% / FY 2008)

10.8
2,350 thousand units



Consolidated total: 21,820 thousand units

Share of Assets (before elimination)
(% / FY 2008)

24.5
¥126.4 billion



Consolidated total: ¥386.5 billion

Share of Employees
(% / FY 2008)

22.3
2,323



Consolidated total: 10,436

Double-digit growth as a result of strong execution of manufacturing and sales.


makita

SP6000K
165mm Plunge Cut Circular Saw
Highly accurate and clean cutting with mechanical brake and non-slip rubberized grip. Electronic speed adjustment.

HR2811
28mm 1-1/8" Rotary Hammer (Spline, Variable Speed)
An outstanding performer for professionals, with "Hammer Only" or "Rotary Hammer" modes and reduced vibration.



Europe, the world's largest market for power tools, is an important market that accounted for 46.8% of the Makita Group's consolidated net sales in fiscal 2008. This market consists of the U.K., Germany, France, Italy and other countries in Western Europe, where economic growth is stable, and Russia, Poland, Austria, the Czech Republic and other countries in Eastern Europe, where economic growth is dramatic. As of June 2008, the Makita Group operated local subsidiaries in 20 countries in the European market and has established a solid operating base.

Europe is a market where demand is high for high-performance, high-value-added products such as hammer drills with AVT (Anti Vibration Technology), Li-ion battery products. Furthermore, sales in Russian and Poland are steadily rising thanks to the impact of an increase in housing demand in recent years, and sales in these markets are growing by double digits each year. To meet increasing demand in Europe, the Makita Group is working to enhance its brand image by actively engaging in marketing activities through local subsidiaries and is endeavoring to strengthen a sales promotion structure that takes advantage of sales and service bases strategically located in a number of countries. Makita is actively establishing business bases in the European market. In April 2007, Makita opened the Vladivostok Office, its second sales base in Russia, to bolster sales activities in the Russian Far East. In February 2008, Makita strengthened its sales and service activities in Bulgaria by establishing MAKITA BULGARIA EOOD in Sophia, the 25th subsidiary in Europe.

Romanian production subsidiary Makita EU S.R.L. has taken its place alongside plants in the U.K. as Makita's third production site in Europe. Its plant went into full-scale operation in April 2007 and continues to operate smoothly. Now that Makita has established a supply structure for Eastern European markets, it plans to invest approximately ¥2 billion to construct a new plant building to go into operation in 2009 and augment monthly production capacity from 50,000 units to 100,000 units. With regard to business performance in the European market in fiscal 2008, in Western Europe, Makita achieved double-digit sales growth in the U.K. and Germany. Demand continued to increase in Russia and Eastern Europe as well, and sales increased in Russia and Poland. As a result, consolidated net sales in the European market as a whole increased by 29.3% year on year to ¥160,360 million in fiscal 2008, the third consecutive year of sales growth exceeding 20%.

With regard to future prospects, business in the European market as a whole is likely to develop steadily. Although clouds have begun to gather over Western European markets, where business heretofore has been strong, demand in Eastern Europe and Russia is likely to remain robust. Makita's brand power in Europe is steadily increasing due to the full-scale introduction of lithium-ion battery power tools, and Makita anticipates that stable sales growth and profit expansion will continue as a result of the development of a robust supply structure at the plant in Romania and sales channel expansion.

Increasingly strong competitive advantage based on advanced technology and wide product range

Makita U.S.A. Inc. in California is the subsidiary responsible for business in the United States market, and Makita Corporation of America Inc. in Georgia operates as a production base. In addition, Makita maintains regional offices in Los Angeles, Chicago, and Atlanta, 25 factory service centers, three distribution centers, a national call center, and more than 600 authorized service centers, a sales and service network that covers all of the United States.

In Canada, another important North American market, Makita operates Toronto-based production and control subsidiary Makita Canada Inc. and maintains a network of regional offices in Vancouver and Montreal, 14 factory service centers, and more than 300 authorized service centers to cover Canada's major cities.

An important characteristic of the North American market is that many customers are DIY users. Makita introduced lithium-ion battery products in North America in 2005 ahead of competitors. Sales of these products have smoothly increased, doubling for three consecutive years. Of particular importance, Makita has secured a major competitive advantage over competitors by assembling a product range that includes 7.2V, 14.4V and 18V models. Makita expects to sustain its technical advances and competitive advantage in this market by means of active new product development and introduction and proactive sales and service activities that take advantage of its North American network.


makita

BTW450
18V Cordless Impact Wrench
High torque cordless power in a compact design. A shock absorbent handle for operator comfort.

Sales in the North American market in fiscal 2008 rose by 9.6% to ¥56,422 million, despite a decrease in housing investment in the U.S. due to the impact of the subprime loan problem. The increase is attributable to solid sales of driver drills and other lithium-ion battery products, primarily through the home center channel, and solid expansion of sales in Canada. The North American market accounted for a 16.5% share of consolidated net sales in fiscal 2008. The sales growth rate on a local currency basis was 7.6% in the U.S. and 17.0% in Canada, where sales development has been especially favorable.

In the years ahead, Makita will increase price competitiveness through cost reductions made possible by increased production of lithium-ion battery products and by the streamlining of production facilities and the distribution and sales networks and will seek stable growth in North America by working to increase sales of gardening tools, such as hedge trimmers and brush cutters powered by small 4-stroke gasoline engines, and pneumatic tools.

The home center sales channel accounts for a high proportion of unit sales of power tools in U.S. In March 2008, Makita solidified a business partnership with Home Depot, the largest home improvement chain in the U.S. Makita's aim is to increase sales in this influential channel and raise brand awareness by introducing new and innovative products.

5377MG
7-1/4" Magnesium Hypoid Circular Saw
Lightweight, excellent balance and high durability from use of magnesium. Hypoid gears deliver more power.


makita

NORTH AMERICA



Popular Brand Line-up
◀ The range of high-voltage tools has helped build Makita's reputation in North America.

Over 900 Authorized Service Centers
Makita's wide service center network in the U.S. and Canada provides specialized support and maintenance.



Active Promotion is Building Sales
Trade show in Indiana, May 2007.


makita

Share of Net Sales
(% / FY 2008)


16.5
¥56.4 billion

Consolidated total: ¥342.6 billion

Share of Production Volume
(% / FY 2008)


6.8
1,480 thousand units

Consolidated total: 21,820 thousand units

Share of Assets (before elimination)
(% / FY 2008)


7.7
¥39.5 billion

Consolidated total: ¥386.5 billion

Share of Employees
(% / FY 2008)


9.5
995

Consolidated total: 10,436

ASIA

A Leading Brand in Asia
Long popular in Hong Kong, the Makita reputation is growing among professionals across Asia. ▶

Production Ramps Up in China
Annual production in China rose above 10 million units in 2007.
▼



Expanding Manufacturing Base in China
In 2008, construction begins on a new assembly building to serve growing demand from overseas.
▼




makita
牧田 專業電動工具
山 記 五 金 機 械 行

Share of Net Sales
(% / FY 2008)

6.6
¥22.6 billion



Consolidated total: ¥342.6 billion

Share of Production Volume
(% / FY 2008)

57.6
12,560 thousand units



Consolidated total: 21,820 thousand units

Share of Assets (before elimination)
(% / FY 2008)

10.3
¥52.9 billion



Consolidated total: ¥386.5 billion

Share of Employees
(% / FY 2008)

31.4
3,278



Consolidated total: 10,436

Serving diverse local needs while producing also for global export

In Asia outside Japan, Makita operates subsidiaries—in China, Hong Kong, Singapore, and South Korea. In China, production and marketing subsidiary Makita (China) Co., Ltd. manages sales in a geographically extensive market by maintaining six branches, in Beijing, Shanghai, and other major cities. Makita (China), in close collaboration with Makita (Kunshan) Co., Ltd., a production subsidiary that also is located in Kunshan City, Jiangsu Province, supplies products and parts to markets around the world as the Group's largest production base. Monthly production reached 1.05 million units in fiscal 2008, accounting for 58% of the Makita Group's total worldwide production.

Furthermore, MAKTEC, a second brand for the Asian market, enjoys high brand recognition owing to product ease of use and durability, and sales of MAKTEC products are increasing steadily in Thailand, Indonesia, and Vietnam.

Although Makita already enjoys a high market share in Asia, it is carrying out vigorous sales expansion initiatives in Thailand, Malaysia, and Indonesia to further increase sales and achieve brand image penetration. Makita is also reinforcing the production structure at its plants in China and solidifying their function as finished product supply bases for worldwide distribution. Furthermore, in the spring of 2009, Makita will construct a new assembly building at Makita (Kunshan) Co., Ltd., which assembles power tools for export, to prepare for anticipated future demand expansion in emerging markets such as the Middle East and South America.

Net sales in Asia in fiscal 2008 increased by 16.2% year on year to ¥22,629 million, fueled by strong sales in Singapore, Indonesia, Malaysia and China.

Overall, the countries of Asia have a high economic growth rate and can be considered promising markets with high purchasing potential. At the same time, Chinese power tool manufacturers have emerged as a force to be reckoned with, and competition is expected to intensify. In response, the Makita Group will undertake to reinforce its stable business infrastructure in the region by implementing initiatives to increase efficiency at the production plants in China and enhance the sales and after-sales service structure and by increasing the brand power of the Makita and MAKTEC brands.

MT920
Finishing Sander

Versatile, compact and lightweight at only 0.9kg. A small, yet powerful motor can produce up to 14,000 orbits per minute.




makita
makita

HR2230
22mm 7/8" Rotary Hammer

Variable speed and reverse action for maximum control. A depth stop feature helps to prevent over-drilling.

A history and future of solid demand expansion

The Makita Group is active in the Middle East and Africa, Central and South America, and Oceania, and its presence in these regions is steadily expanding.

In the Middle East and Africa, Makita operates Makita Gulf FZE, a subsidiary in Dubai, United Arab Emirates, and is actively developing its business in the region in response to rising construction demand fueled by the sharp increase in oil prices in recent years. Makita Gulf works with the local authorized Makita agency and operator of the Makita Centers, which function as a showrooms, parts warehouses and service facilities. A third Makita Center is scheduled to open soon in Abu Dhabi.

In Central and South America, since establishing a production and sales subsidiary in Brazil in 1981, Makita has established local subsidiaries in Mexico, Argentina and Chile. Recently, Makita established Makita Peru S.A., a new sales subsidiary in Peru that commenced operation in May 2007. In the U.S. state of Florida the Group operates Makita Latin America Inc., a control subsidiary with responsibility for Central and South America. In recent years Central and South American markets, notably Brazil, have continued to show double-digit sales growth each year. Makita will take advantage of this network to further reinforce its sales and after-sales service structure.

In preparation for future demand expansion, Makita is currently building a new plant in southern Brazil, which is scheduled to go into operation in 2008. This will increase monthly production capacity in Brazil from the current level of 43,000 units to 100,000 units.

In Oceania, Makita operates sales subsidiaries in Australia and New Zealand. In the region, Makita has long been a well-known brand and is respected as a top manufacturer. Recently, Makita's Li-ion power tools have earned a high reputation and sparked new sales growth.

In fiscal 2008 sales across these three regions increased substantially year on year. Sales in the Middle East and Africa rose by 43.0% to ¥18,687 million, sales in Central and South America increased by 32.0% to ¥16,764 million, and sales in Oceania increased by 25.7% to ¥15,522 million.

While business expansion and growth are expected to continue in the Middle East and Africa and in Central and South America, the already mature markets of Oceania are expected to shift to a phase of gradual growth. The Makita Group aims to establish a solid business base in these regions by accurately ascertaining local economic trends and customer needs, introducing high-value-added products, and engaging in flexible business operation involving increasing the efficiency of its sales and service networks.



GA9020
230mm 9" Angle Grinder
Excellent power, speed and durability in a lightweight, dust-proof body. Can deliver up to 6,600 rpm.


makita
makita

HR2470
Combination Hammer
Variable-speed and reverse action. Comfortable, easy-to-use. Safety features include double insulation and a torque limiter.

OTHER REGIONS


makita

In the Middle East and Far Beyond
◀ Makita Gulf FZE serves a diverse region relying on a detailed knowledge of its markets.

Expanding Production in Brazil
A new plant in southern Brazil will be completed in 2008 to begin serving the double-digit sales growth seen across Latin America. ▼



Brazil's Choice for Heavy Jobs
Construction drives the tool market in Brazil, and professionals like Makita. ▼



Share of Net Sales
(% / FY 2008)

14.9
¥51.0 billion



Consolidated total: ¥342.6 billion

Share of Production Volume
(% / FY 2008)

2.3
510 thousand units



Consolidated total: 21,820 thousand units

Share of Assets (before elimination)
(% / FY 2008)

6.1
¥31.5 billion



Consolidated total: ¥386.5 billion

Share of Employees
(% / FY 2008)

6.1
634



Consolidated total: 10,436

JAPAN

Driving Global Tool Development from Japan ▶
Makita's market dominance in Japan helps power tool development for regions around the world.



Planning for Tomorrow's Sales
At the International Sales Headquarters, the staff prepares overseas sales promotion tools such as the General Catalogue.
▼



Makita's "Mother Factory"
As the core manufacturing facility of the Group, Okazaki Plant makes a wide variety of high-tech and small-lot tools.
▼



Share of Net Sales
(% / FY 2008)

15.2
¥52.2 billion



Consolidated total: ¥342.6 billion

Share of Production Volume
(% / FY 2008)

22.5
4,920 thousand units



Consolidated total: 21,820 thousand units

Share of Assets (before elimination)
(% / FY 2008)

51.4
¥264.7 billion



Consolidated total: ¥386.5 billion

Share of Employees
(% / FY 2008)

30.7
3,206



Consolidated total: 10,436

Li-ion continues to capture the hearts of professionals and DIY consumers



TD131DRFXW
14.4V Cordless Impact Driver

5732CW
165mm Circular Saw



The Makita Group has secured a solid position as the leading power tool manufacturer in Japan. We have earned an excellent reputation and the trust of customers ranging from professionals to DIY users by continuously developing products grounded in the user's perspective, using a customer-oriented R&D system and by satisfying a variety of customer needs through an after-sales service network that encompasses 19 branches and 113 sales offices throughout Japan.

Lithium-ion battery products made their world debut in 2005 in the Japanese market, where they have earned a favorable reputation for their small size, light weight, and long life, and they continue to sell well. Since the introduction of impact drivers, the first products in the range, the Company has secured a competitive advantage in the market by actively engaging in new product development. This has resulted in a wide range of lithium-ion battery products that currently encompasses 40 items, including circular saws, driver drills, and rotary hammers.

To reinforce its presence in the gardening tools market sector, in May 2007 Makita made Fuji Robin Industries Ltd. a consolidated subsidiary and renamed it Makita Numazu Corporation. This subsidiary manufactures and sells engines, agriculture equipment, forestry equipment, and other products. The global gardening tools market is estimated to be twice the size of the power tools market, and Makita considers the reinforcement of business operations in this sector an important priority for ensuring the future global growth of the Makita Group. At first, Makita will concentrate on vigorous marketing, focusing on tools equipped with the small 4-stroke engines that are Makita Numazu's core competence.

Fiscal 2008 brought adverse market conditions in Japan owing to a decrease in the number of housing starts resulting from the impact of the revision of the Building Standards Law. Nevertheless, strong sales of lithium-ion battery products, primarily impact derivers and the addition of sales from newly consolidated subsidiary Makita Numazu resulted in a year-on-year increase of 11.4% in net sales in Japan to ¥52,193 million.

Japan is an attractive market that offers opportunities in the professional power tools, pneumatic tools, and gardening tools sectors. The Makita Group aims to maintain share leadership in its chosen markets by taking advantage of its competitive advantage as Japan's largest full-line supplier active in these three business sectors to press ahead with the development of high-value-added products and efficiency improvements in production and supply systems, and reinforce sales activities through its dense sales and service network.



KP0810 82mm Power Planer

With precise and fast click-stop depth adjustment, constant-speed control and 16,000 rpm motor this is one of the best performing tools for the professional or amateur woodworker.



EM4250 24.5cc Mini-4-Stroke Petrol Brushcutter

Compact and fuel efficient with low vibration. Extremely quiet operation and very low exhaust emissions.



HR3530 35mm 1-3/8" Rotary Hammer

Features low vibration, excellent drilling efficiency and high durability. Forward exhaust improves user comfort and safety.


AN911H

AN911H 90mm 3-1/2" High Pressure Air Nailer

Ergonomic design and incredibly light weight for easy use with one hand.

LS0611FL 165mm Slide Compound Miter Saw

Smooth precision cutting thanks to linear ball bearings. This compact saw cut rapidly with minimal noise.





BHP451 18V 1/2" Cordless Li-ion Hammer Driver-Drill

Lightweight and ergonomic with 4-pole maximum torque motor.

Basic Policy on Corporate Governance

Makita believes that augmenting its internal checking and control functions is an important task from the perspective of management transparency.

In addition to strengthening the functions of its Board of Directors and Board of Auditors, the Company is working to disclose information proactively and quickly, in a manner that helps increase the fairness and transparency of all management actions.

As our shares are listed on NASDAQ, we are dynamically endeavoring to upgrade our corporate governance systems based on the standards of the United States' Sarbanes-Oxley Act.

Corporate Governance Units

Board of Directors

Makita's Board of Directors includes 14 members (as of June 27,2008), of whom one is an outside director who has not ever been a Makita employee. The Board meets once each month and at other times when necessary.

Based on the management policies approved by the Board, the directors determine the main goals for each department for each fiscal year; then, each inside director performs work duties to promote the goals'attainment.

At the same time, the Board supervises the progress of operational execution and business performance.

The Board of Statutory Auditors

The Board of Statutory Auditors includes four statutory auditors, of which three are outside statutory auditors and have not ever been employees of the Company.

Based on the management policies approved by the Board of Statutory Auditors and in accordance with the prearranged apportionment of duties, the statutory auditors attend meetings of the Board of Directors and other important meetings, obtain reports on operations from directors and others, examine such important documents as those related to proposals, and audit the condition of the Company's operations and finances. To strengthen the independent financial auditor's supervisory function in conjunction with the Board of Statutory Auditors, the Company has established its "Policy and Procedures Regarding the Prior Approval of Audit and Nonaudit Operations," which requires the approval of the Board of Statutory Auditors before a legally binding contract for work by an Accounting auditor may be concluded.

Responsible for Makita's internal auditing processes is the Internal Auditing Office, which has a staff of 16. This office has an independent organization and conducts internal corporate governance systems, Makita is working to clarify information disclosure processes and take other measures that further increase the accuracy and dependability of disclosed information.

As a means of attaining these goals, Makita has established its Disclosure Committee, which is composed of the managers responsible for each of the Company's departments.

Compliance

Makita has created Ethics Guidelines that are designed to serve as action guidelines for corporate officers and employees, prohibit conflicts of interest, and promote such objectives as rigorous compliance with relevant laws and regulations and appropriate information disclosure. As one of the various

measures being taken to promote comprehensively rigorous corporate ethics and compliance, the Company has established internal reporting rules as well as a help line. These steps have enabled the creation of a system for communicating sensitive information within the Company.

Risk Management System

Having established its Code of Ethics and related guidelines as well as its internal reporting system, Makita is working to promote and maintain rigorous compliance and high standards of corporate ethics.

Having established its Asset Management Guidelines and Currency Exchange Market Fluctuation Risk Management Guidelines, which cover all foreign currency-denominated transactions, Makita is endeavoring to ensure the safety of its asset management transactions and to avoid risks associated with fluctuations in currency exchange rates and with other types of price fluctuations.

In the case of a major accident related to products manufactured or handled by Makita, the Company's Major Claim Investigation Committee will investigate the causes, consider countermeasures, deliberate on such matters as a means of information dissemination and reporting to involved parties, and otherwise quickly resolve related problems.

In addition to establishing Fire and Disaster Prevention and Management Rules and a Disaster Prevention and Control System, Makita works to prevent disasters through such measures as the establishment of its own fire-fighting units, the preparation and maintenance of disaster prevention and control equipment, and the conducting of disaster prevention and control drills.

Management Structure of Makita Corporation

- **Board of Directors**
  - Internal Audit Department
- **President**
  - Director
    - Environment and Facility Control Division
  - Administration Headquarters
    - General Affairs Department
    - Personnel Department
    - Accounting & Finance Department
    - E.D.P. Systems Department
  - Purchasing Headquarters
    - Purchasing Department 1
    - Purchasing Department 2
    - OEM / Accessory Marketing Department
  - Quality Management Headquarters
    - Quality Management Department
    - Quality Assurance Department
  - Production Headquarters
    - Production Department 1
    - Production Department 2
    - Production Engineering Department
    - Plant Engineering-Maintenance Department
    - Production Control Department
  - Research & Development Headquarters
    - Product Design & Development Department 1
    - Product Design & Development Department 2
    - Technical Research Department
    - Electronic Design & Development Department
    - Technical & Engineering Administration Department
    - Prototyping Department
    - OPE Development Department
  - Domestic Sales Headquarters
    - Sales Administration Department
    - Tokyo Sales Department
    - Nagoya Sales Department
    - Osaka Sales Department
    - Direct Business Department
  - International Sales Headquarters
    - International Sales Administration Department
    - America Sales Department
    - Europe Sales Department
    - Asia & Oceania Sales Department
  - Director
    - Publicity & Design Division
  - Atsugi Plant

- **Board of Auditors**
  - Audit Staff Office

- **Auditors**

FINANCIAL SECTION

Contents

24 Management's Discussion and Analysis
39 Dividend Policy
40 Risk Factors
44 Quantitative and Qualitative Disclosures about Market Risk
46 Controls and Procedures
47 Selected Financial Data
48 Consolidated Balancce Sheets
50 Consolidated Statements of Income
51 Consolidated Statements of Shareholders' Equity
52 Consolidated Statements of Cash Flows
54 Notes to Consolidated Financial Statements
89 Report of Independent Registered Public Accounting Firm

Operating and Financial Review and Prospects

A. Operating Results

The following table sets forth a summary of Makita's operations results for each of the years ended March 31, 2006, 2007 and 2008.

	Japanese yen (Millions, except for percentage amounts)							U.S. dollars (thousands)
	2006		2007		2008			2008
		%		%		%	Change %	
NET SALES	¥ 229,075	100.0	¥ 279,933	100.0	¥ 342,577	100.0	22.4	$ 3,425,770
Cost of sales	132,897	58.0	163,909	58.6	199,220	58.2	21.5	1,992,200
GROSS PROFIT	96,178	42.0	116,024	41.4	143,357	41.8	23.6	1,433,570
Selling, general and administrative expenses	58,726	25.6	66,802	23.9	76,198	22.2	14.1	761,980
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(3.6)	(249)	(0.1)	128	0.0	–	1,280
Impairment of long-lived assets	–	–	1,295	0.4	–	–	–	
OPERATING INCOME	45,778	20.0	48,176	17.2	67,031	19.6	39.1	670,310
OTHER INCOME (EXPENSES)								
Interest and dividend income	1,301	0.6	1,364	0.5	2,092	0.6	53.4	20,920
Interest expense	(364)	(0.2)	(316)	(0.1)	(269)	(0.1)	(14.9)	(2,690)
Exchange gains (losses) on foreign currency transactions, net	(258)	(0.1)	(418)	(0.2)	(1,233)	(0.4)	195.0	(12,330)
Realized gains (losses) on securities, net	2,918	1.3	918	0.3	(1,384)	(0.4)	–	(13,840)
Other, net	(232)	(0.1)	(401)	(0.1)	(466)	(0.1)	16.2	(4,660)
Total	3,365	1.5	1,147	0.4	(1,260)	(0.4)	–	(12,600)
INCOME BEFORE INCOME TAXES	49,143	21.5	49,323	17.6	65,771	19.2	33.3	657,710
PROVISION FOR INCOME TAXES	8,732	3.8	12,352	4.4	19,728	5.8	59.7	197,280
NET INCOME	40,411	17.6	36,971	13.2	46,043	13.4	24.5	460,430

General Overview

Makita's principal business is the manufacture and sale of power tools for professional use worldwide. Principal products include drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. Makita has eleven manufacturing centers, three located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, Germany, and Romania.

For FY2008, 84.8% of Makita's sales were outside of Japan. Makita is therefore affected to a large extent by demand for power tools worldwide, which in turn is influenced by factors including new housing construction, demand for household renovations, public investment and private capital expenditures. The nature and the extent to which each of these factors influence Makita differ in each country and region in which Makita sells its products.

In developed countries such as North America and Europe where there is an established DIY market, demand for power tools is relatively affected by changes in consumer spending. Demand for power tools in developing countries is expected to expand as economic growth increases.

Technological developments have also driven the market for power tools. In particular, in recent years the development of rechargeable electric tools featuring small, light and high-capacity lithium-ion batteries has resulted in increased demand as users began to replace their conventional power tools which used Ni-Cad or nickel hydride batteries.

Makita has established a solid presence worldwide as a provider of portable power tools, however, competition is becoming more severe on a global basis.

Makita's business is subject to risks associated with cross-border transactions, and its business could be affected by governmental, economic, financial or tax-related or political policies or factors, including trade protection measures and import or export licensing requirements. Such factors may materially impact Makita's business and operation going forward.

Net Sales

Makita's consolidated net sales for the fiscal year ended March 31, 2008 ("FY 2008") amounted to ¥342,577 million, an increase of 22.4%, or ¥62,644 million, from the fiscal year ended March 31, 2007 ("FY 2007"). In FY 2008, the average yen-dollar exchange rate was ¥114.44 for $1.00, representing a 2.2% appreciation of the yen compared with the average exchange rate in FY 2007. The average level of the Japanese yen-euro exchange rate in FY 2008 was ¥161.59 for 1.00 euro, representing a 7.7% depreciation of the yen compared with the average exchange rate in FY 2007. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 17.6% in FY 2008.

Makita's consolidated net sales of products increased by 24.0% in FY 2008, as did the overall number of units of products sold. The significant increase in the quantity of goods sold in FY 2008 primarily reflected strong sales of power tools such as drills, hammer drills, rotary hammers and grinders. In Europe, competitiveness improved due to the strength of the euro against the Japanese yen. In other regions, against the backdrop of high crude oil and natural resources prices, net sales increased in Oceania, Latin America and the Middle East. Sales of new products, such as lithium ion battery products, comprised 10.4% of consolidated net sales of Makita in FY 2008, or ¥35,798 million.

In terms of product type, the sales of power tools increased by 21.3%, or ¥44,975 million, gardening and household products increased by 43.7%, or ¥12,287 million, and revenue from parts, repairs and accessories increased by 13.2%, or ¥ 5,382 million. In particular, sales of drills, hammer drills, rotary hammers and grinders increased.

Sales by Region

The increase in consolidated net sales in FY 2008 can be attributed to an increase in sales in Japan by 11.4%, or ¥5,333 million, to ¥52,193 million, an increase in sales in Europe by 29.3%, or ¥36,340 million, to ¥160,360 million and, an increase in sales in North America, by 9.6%, or ¥4,950 million, to ¥56,422 million, increased sales in Asia (excluding Japan) by 16.2%, or ¥3,160 million, to ¥22,629 million and an increase in sales in other regions, including Australia, Latin America and the Middle East, by 33.7% or ¥12,861 million, to ¥50,973 million.

The increased sales in Japan in FY 2008 primarily reflected strong sales of lithium ion battery based impact drivers. In addition, Makita Numazu, which became a subsidiary in May 2007 to strengthen the area of gardening tools including engine-powered tools, contributed to the overall increased sales in Japan.

The increased sales in Europe in FY 2008 primarily reflected the appreciation of the euro against the Japanese yen, as well as the introduction of new products, particularly rotary hammers with AVT(Anti Vibration Technology) and lithium ion battery products. Net sales in yen terms increased in Russia and Eastern Europe by 44.0%, in the United Kingdom by 24.6%, in Germany by 30.7% and in France by 18.4% compared to FY 2007. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 20.4%, or ¥25,298 million in FY 2008.

The increased sales in North America in FY 2008 primarily reflected strong sales of lithium ion battery products, despite falls in housing investments in the wake of the sub-prime loan problem. Excluding the effect of fluctuations of the local currencies, net sales in North America would have increased by 9.7%, or ¥5,013 million in FY 2008, compared with FY 2007.

The increased sales in Asia excluding Japan in FY 2008 primarily reflected the increased sales in Singapore and Indonesia, particularly with respect to power tools, such as grinders and rotary hammers. Excluding the effect of fluctuations of the local currencies, net sales in Asia would have increased by 15.1%, or ¥2,947 million in FY 2008.

The increased sales in other regions including Australia, Latin America and the Middle East in FY 2008 were primarily due to an increase in the number of units sold, particularly with respect to power tools such as grinders, hammer drills and rotary hammers. With regard to other regions, construction investment was strong due to continued economic growth with a backdrop of an increase in the price of mineral resources and crude oil. Accordingly, excluding the effect of fluctuations of the local currencies, net sales in other regions would have increased by 27.9%, or ¥10,616 million in FY 2008.

Review of Performance by Product Group

Power Tools

The group offers a wide range of dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact driver and sanders. This group generates the largest portion of Makita's consolidated net sales.

In FY 2008, sales of power tools grew by 21.3%, to ¥255,869 million, accounting for 74.7% of consolidated net sales. In Japan, sales of power tools decreased by 6.6%, to ¥23,605 million, accounting for 45.2% of total domestic sales. Overseas sales of power tools increased by 25.1%, to ¥232,264 million, or 80.0% of total overseas sales.

Gardening and Household Products

Principal products in Makita's gardening and household products group include chain saws, petrol brushcutter, vacuum cleaners and cordless cleaners. In FY 2008, Makita recorded a 43.7% increase in sales of gardening and household products, to ¥40,410 million, or 11.8% of consolidated net sales. Domestic sales of gardening and household products increased by 69.0%, to ¥15,340 million, accounting for 29.4% of total domestic sales. Makita Numazu, which became a subsidiary in May 2007 to strengthen the area of gardening tools including engine-powered tools, contributed to increased sales in Japan. Makita recorded a 31.6% increase in overseas sales of gardening and household products, to ¥25,070 million, which accounted for 8.6% of total overseas sales in FY 2008.

Parts, Repairs and Accessories

Makita's after-sales services include the sales of parts, repairs and accessories. In FY 2008, parts, repairs and accessories sales increased by 13.2%, to ¥46,298 million, accounting for 13.5% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 5.9%, to ¥13,248 million, accounting for 25.4% of total domestic sales. Overseas sales of parts, repairs, and accessories grew by 16.4%, to ¥33,050 million, accounting for 11.4% of total overseas sales.

Cost of Sales

Cost of sales increased by 21.5%, or ¥35,311 million from FY 2007 to ¥199,220 million.
The sales cost ratio improved by 0.4 points from 58.6% in FY 2007 to 58.2% due mainly to an increased production rate in China, as well as sales growth resulting from favorable exchange rate fluctuations, primarily the depreciation of the Japanese yen against the euro.

Gross Profit

Gross profit on sales increased by 23.6%, or ¥27,333 million to ¥143,357 million. Gross profit margin rose by 0.4 points from 41.4% in FY 2007 to 41.8%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for FY 2008 increased by 14.1%, or ¥9,396 million from FY 2007 to ¥76,198 million. The main factors were a rise in shipping costs due to increased sales, increased personnel costs due to an increase in the number of employees, and increased advertising costs due to sales promotion activities by overseas subsidiaries. Additionally, selling, general and administrative expenses excluding the impact of currency fluctuations increased by 10.2%.

On the other hand, the ratio of selling, general and administrative expenses to sales fell by 1.7 points from 23.9% to 22.2%, due to increased sales.

Losses (Gains) on Disposal or Sales of Property, Plant and Equipment

In FY 2008, the Company demolished parts of its headquarters building. Also, certain subsidiaries recorded losses on disposal of fixed assets. Accordingly, Makita recognized net losses on disposal or sales of property, plant and equipment of ¥128 million in FY 2008, compared with net gains of ¥249 million in FY 2007.

Operating Income

As a result of the above, operating income for FY 2008 increased by 39.1% to ¥67,031 million. Operating income margin increased by 2.4points, from 17.2% in FY 2007 to 19.6% in FY 2008.

Other Income (Expense)

In FY 2008, other expense was ¥1,260 million, compared with other income of ¥1,147 million in FY 2007.
The major components of other expense were as follows:
(1) Realized losses on securities amounted to ¥1,384 million, compared with realized gains on securities of ¥918 million in FY 2007. This result was due mainly to the decline of stock prices.
(2) The amount of foreign exchange losses increased by ¥815 million, to ¥1,233 million, in FY 2008 due to foreign exchange losses mainly in China and Japan.

Income before Income taxes

Income before income taxes for FY 2008 increased by 33.3%, or ¥16,448 million as compared with FY 2007 to ¥65,771 million. The ratio of income before income taxes to sales for FY 2008 increased by 1.6 points, from 17.6% in FY 2007 to 19.2%.

Provision for Income taxes

Provision for income taxes for FY 2008 amounted to ¥19,728 million, an increase of 59.7%, or ¥7,376 million, as compared with FY 2007 due mainly to an increase in taxable income. In FY 2007, Makita reversed the valuation allowance on deferred tax assets in the amount of ¥2,701 million related to certain subsidiaries based on both improved performance in recent years and a steady outlook for the future performance of these subsidiaries, and thus the valuation allowance decreased by ¥2,655 million, including the effect of translation. However, in FY 2008, the balance of valuation allowance remained relatively unchanged compared with FY 2007. As a result, the effective tax rate for FY 2008 was 30.0%, a 5.0% increase from 25.0% for FY 2007.

Net Income

As a result of the above, net income for FY 2008 increased by 24.5%, or ¥9,072 million compared with FY 2007, to ¥46,043.

Earnings per Share

Basic earnings per share of common stock amounted to ¥320.3, compared with ¥257.3 in FY2007.

Regional Segments

Segment information described below is based on the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2008, sales in the Japan segment grew by 12.9%, to ¥142,006 million. Sales to external customers increased by 17.3% to ¥72,466 million, which accounted for 21.2% of consolidated net sales. The increase reflects a 11.4% rise in sales in the domestic market as well as a 35.9% increase in export sales mainly to Africa and Asia. Segment operating expenses in Japan increased by 10.7%, to ¥120,020 million, operating income increased by 26.3%, to ¥21,986 million in FY 2008.

Europe Segment
In FY 2008, sales in the Europe segment grew by 26.9% to ¥165,824 million. Sales to external customers increased by 28.3%, to ¥160,218 million, which accounted for 46.8% of consolidated net sales. This increase is mainly due to strong sales of the rotary hammer and lithium ion battery products, and the high growth achieved in the Eastern Europe and Russian economies. Segment operating income increased by 49.4%, to ¥26,974 million.

North America Segment
In FY 2008, sales in the North America segment climbed by 8.3%, to ¥61,446 million. Sales to external customers increased by 9.3% to ¥56,234 million, which accounted for 16.4% of consolidated net sales. This increase was mainly due to higher sales of lithium ion battery products. However, operating income for FY 2008 decreased by 31.6%, to ¥1,719 million. This decrease is mainly due to a decrease in a gain on disposal of property, plant and equipment in FY 2008.

Asia Segment (excluding Japan)
In FY 2008, sales in the Asia segment increased by 46.6% to ¥112,482 million. The increase in sales in this segment is primarily due to higher inter-segment sales from two factories in China to Europe and North America. Sales to external customers increased by 16.2%, to ¥11,271 million, which accounted for 3.3% of consolidated net sales. This increase is primarily due to an increase in sales in Singapore. Segment operating income grew by 41.5%, to ¥14,014 million in FY 2008.

Other Segment
In FY 2008, sales in the other segment increased by 32.0% to ¥42,560 million. Sales to external customers increased by 32.0%, to ¥42,388 million, which accounted for 12.4% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Latin America and Middle East. Segment operating income grew by 61.5%, to ¥5,596 million, in FY 2008. The reason for this increase is mainly an improvement of cost ratio of sales in Oceania.

CRITICAL ACCOUNTING POLICIES

As disclosed in Note 3 to the accompanying consolidated financial statements, the preparation of Makita's consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management's judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management's current judgments. Accordingly, any changes in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition

Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, Makita is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tools. Makita's general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104, SAB 104, Revenue Recognition, and Emerging Issues Task Force Issue, EITF No. 01-9, Accounting for consideration Given by a Customer (including a Reseller of the Vendor's Products). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita's product.
With respect to "Revenue Recognition," Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the EITF No.01-9.

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized with a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

If expected sales levels are not achieved or achieved in levels higher than anticipated resulting in a greater magnitude of incentive, the result could have a material impact on Makita's financial statements.

Cooperative advertisings are provided to certain customers as a contribution to or as sponsored funds for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trends.

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2006, 2007 and 2008:

	Japanese yen (millions)			U.S. dollars (thousands)
	For the year ended March 31,			
	2006	2007	2008	2008
Volume-based rebates:				
Actual payment for the year	(5,104)	(6,342)	(9,280)	(92,800)
Income statement impact for the year	5,726	7,477	9,897	98,970
Accrued expenses or deduction of account receivables (BS) as of March 31	2,724	3,859	4,476	44,760
Cooperative advertisings:				
Actual payment for the year	(2,127)	(2,646)	(3,521)	(35,210)
Income statement impact for the year	2,196	3,026	3,517	35,170
Accrued expenses or deduction of account receivables (BS) as of March 31	577	957	953	9,530
Cash discounts:				
Actual payment for the year	(4,311)	(5,458)	(5,833)	(58,330)
Income statement impact for the year	4,371	5,315	5,881	58,810
Accrued expenses or deduction of account receivables (BS) as of March 31	491	348	396	3,960

Inventory valuation and reserve

Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and microeconomic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross profit and, consequently, a potential material adverse impact on net income. However, sales of previously written-down or written-off inventory is not significant to any of the periods presented and Makita believes that the gross profit of the resulting sales of such inventory items is similar to that realized on all of its sales for the respective periods presented. Accordingly, the impact on Makita's consolidated gross profit margin by sales of previously written-down or written-off inventory is not material. Makita usually sells or scraps remaining inventory items within a few years after write off and/or write down.

Impairment Losses on Securities

Makita holds marketable securities and investment securities, which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita uses significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, Makita's intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer.

Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairments loss.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Makita's review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita's expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the similar credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita's consolidated results of operations and financial condition.

Impairment of Long-Lived Assets

Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition.

Makita performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita's projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita's evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating or cash flow losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale, if any, are reported at the lower of their carrying amount or fair value less costs to sell.

Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by discounting expected future cash flows, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required.
In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita's consolidated results of operations and financial condition.

Accrued Retirement and Termination Benefits

Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, expected return on plan assets, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita are reflective of rates available on long-term, high quality fixed-income debt instruments.
Discount rates are determined annually on the measurement date.

The expected long-term rate of return on plan assets is determined annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return on plan assets is designed to approximate the long-term rate of return actually earned on the plan assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees.

A number of factors are used to determine the reasonableness of the expected long-term rate of return, including actual historical returns on the asset classes of the plans' portfolios and independent projections of returns of the various asset classes.

Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S.GAAP, actual results that differ from the assumptions are accumulated and amortized over the average remaining service periods and therefore, generally affect Makita's results of operations in such future periods.

Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company.
The discount rate assumed to determine the pension obligation for the pension plan was 2.4% as of March 31, 2008.

As of March 31, 2008, Makita allocated 45.7% and 36.8% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita's pension plans as of March 31, 2008.

Change in assumption	Change in projected benefit obligation	Change in pre-tax pension expenses
	Japanese yen (millions)	
50 basis point increase / decrease in discount rate	-2,305 / +2,582	-2 / +1
50 basis point increase / decrease in expected return on assets	-	-171/ +171

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita's accrued retirement and termination benefits and future expenses.

Realizability of Deferred Income Tax Assets

Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita's current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita's consolidated balance sheets. Makita must then assess the likelihood that Makita's deferred income tax assets will be recovered from future taxable income and, to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

Significant management judgment is required in determining Makita's provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against Makita's gross deferred income tax assets. During FY 2007 and FY 2008 Makita reversed a portion of the valuation allowance in the amount of ¥2,701 million and ¥237 million, respectively. Makita has recorded a valuation allowance of ¥331 million as of March 31, 2008 against certain deferred income tax assets because of no tax planning strategy and an anticipated expiration of net operating loss carry forwards. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita's consolidated results of operations and financial position if estimates of future taxable income are different.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FASB Staff Position FAS157-2, "Effective Date of FASB Statement No. 157." SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115", which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", and No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liability assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests (minority interests) as equity in the consolidated financial statements and separates from the parent's equity. The amount of net income attributable to non-controlling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Makita is currently evaluating the effect that the adoption of these statements will have on its consolidated financial statements.

B. Liquidity and Capital resources

Makita's principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2008, Makita held cash and cash equivalents amounting to ¥46,306 million and the Company's subsidiaries have credit lines up to ¥24,246 million, of which ¥1,582 million was used and ¥22,664 million was unused and available. As of March 31, 2008, Makita had ¥1,724 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries. The amount excluding current maturities of long-term indebtedness was ¥1,582 million, a decrease of 12.9% (¥234 million) from FY 2007. For further information regarding Makita's short-term borrowings, including the average interest rates see Note 11 to the accompanying consolidated financial statements.

As of March 31, 2008, Makita's total short-term borrowings and long-term indebtedness amounted to ¥2,632 million, representing an increase from ¥1,945 million reported for FY 2007. Makita's ratio of indebtedness to shareholders' equity increased by 0.2 points to 0.8%, mainly due to an increase of long-term borrowing, which increased from ¥53 million to ¥908 million. Makita expects to continue to incur additional debt from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY 2009 and thereafter.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥46,306 million as of March 31, 2008, together with Makita's available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through fiscal 2009 and thereafter.

Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita's production and marketing activities requires capital investments of approximately ¥10 billion annually. Please see Capital Expenditures below in this section for a description of Makita's principal capital expenditures for fiscal 2008 and the main planned expenditures for fiscal 2008. At the Regular General Meeting of Shareholders held in June 2008, the Company's shareholders approved a cash dividend of ¥67 per share. The total cash dividend payments amount to ¥9,633 million, and were made in June 2008. In 2007, Makita acquired all outstanding shares of Makita Numazu for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita financed the cash portion of the purchase price from internal sources.

Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.

Cash Flows

Net cash provided by operating activities decreased by ¥3,085 million from ¥32,360 million in FY 2007 to ¥29,275 million in FY 2008 as a result of the following:

- ¥65,664 million decrease due to higher levels of cash used in operating activities such as purchases of parts and raw materials, selling, general and administrative expenses, and income tax payments
- ¥62,579 million increase due to higher levels of cash received from customers as a result of net sales growth

Net cash used in investing activities decreased by ¥22,768 million from ¥27,276 million in FY 2007 to ¥4,508 million in FY 2008 primarily as a result of the following:

- ¥6,357 million decrease due to lower purchases of available-for-sale securities and held-to-maturity securities
- ¥8,101 million decrease due to higher proceeds from sales and maturities of securities
- ¥9,266 million decrease due to withdrawals of time deposits
- ¥2,056 million increase due to higher capital expenditures for reconstruction of the Okazaki plant, improvements to the headquarters buildings, and new plant constructions of Makita China, Makita Brazil and Makita Romania
- ¥1,385 million increase due to an acquisition of Makita Numazu for ¥2,034 million, net of cash acquired

Net cash used in financing activities increased by ¥5,508 million from ¥8,307 million in FY 2007 to ¥13,815 million in FY 2008 primarily as a result of the following:

- ¥4,025 million increase due to higher dividends paid

Accounting for all these activities and the effect of exchange rate changes, Makita's cash and cash equivalents increased by ¥9,178 million from ¥37,128 million as of the end of FY 2007 to ¥46,306 million as of the end of FY 2008.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured. This required Makita to increase the amount of its capital expenditures in FY 2008 compared to FY 2007, amounting to ¥11,383 million, ¥12,980 million and ¥15,036 million for FY 2006, 2007 and 2008, respectively.

Capital expenditures in FY 2008 were mainly used for expansion and rebuilding of the Okazaki plant, improvements to the Company's headquarters buildings, purchases of metal molds for new products, construction of the China plant, Brazil plant and Romania plant along with purchases of manufacturing facilities which make it easier to increase production capacities or maintain high production capacities. Capital investments of the Company amounted to approximately ¥8.6 billion, while capital investment of overseas subsidiaries amounted to approximately ¥6.4 billion. All of Makita's capital expenditures in FY 2008 were funded through internal sources.

Under its investment plans for FY 2009, the Makita Group is scheduled to make capital investments totaling ¥25 billion, which is 66% higher than for FY 2008. Of this total, the Company plans to make direct investments of ¥8 billion and its consolidated subsidiaries will invest ¥17 billion.

In continuation from FY 2008, the Company's main capital investment plan is to rebuild the Okazaki plant, Nagoya Branch in Japan, and purchase of metal molds for new products. The main facilities investments by consolidated subsidiaries include production facilities for Makita (China) Co., Ltd., and Makita Romania S.R.L. and the purchase of metal molds for new products. Due to the expansion of its business in Europe, the Company plans to invest approximately ¥10 billion in upgrading and expanding of its European and Asian sales subsidiaries, including Makita France, Makita Switzerland, Makita Benelux, Makita Poland, Makita Germany and Makita Taiwan. The remaining ¥7 billion will continue to be invested in the construction of the Romania plant, China plant and Brazil factories. These are all scheduled to be funded with internal sources.

Financial Position

Total assets at the end of FY 2008 were ¥386,467 million, up 4.9% from the previous fiscal year-end. Total current assets increased by 9.0% to ¥290,355 million, owing to such factors as an increase of cash and cash equivalents, and inventories. Inventories increased by ¥19,387 million from ¥92,800 million at the end of FY 2007 to ¥112,187 million at the end of FY 2008. Since demand for Makita products is growing steadily, Makita increased inventories so that sales opportunities would not be lost.

Property, plant and equipment, at cost less accumulated depreciation, increased by 9.0%, to ¥69,058 million. Investments and other assets decreased by 29.9%, to ¥27,054 million. Total current liabilities increased by 9.8%, to ¥59,656 million mainly due to increase in income taxes payable, trade notes and accounts payable.

Long-term liabilities decreased by 16.8%, to ¥7,797 million, mainly due to a decrease in deferred income tax liabilities incurred as a result of the decrease in unrealized gains on securities and long-term prepaid pension expenses. The current ratio was 4.9 times as same as at March 31, 2007.
Shareholders' equity increased by 4.6%, to ¥316,498 million. The main reasons for this increase are an increase in retained earnings, from ¥215,365 million in FY 2007 to ¥249,191 in FY2008. Fluctuations in the accumulated other comprehensive income (losses) are due to the following reasons:

1. Accumulated other comprehensive income occurred through net unrealized holding gains on available-for-sale securities are due to the decrease in the unrealized gains on available-for-sale securities as a result of the depreciation of the market value of the Company's securities holding,
2. Accumulated other comprehensive losses occurred through pension liability adjustment are due to the increase in net actuarial loss as a result of the depreciation of the market value of the plan asset ,
3. Accumulated other comprehensive losses occurred through foreign currency translation adjustments are due to the decrease in foreign currency translation adjustments as a result of appreciation of the Japanese yen against the U.S. dollar, the British pound and the Chinese Renmin yuan.

As a result, the shareholders' equity ratio slightly decreased to 81.9%, from 82.1% in the previous fiscal year-end.

C. Research and development, patents and licenses, etc.

Approximately 660 of Makita's employees are engaged in research and development activities and product design. Makita also employs approximately 110 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the R&D of electric, electronic and other applications.

Makita regards R&D as a high priority and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users' needs. In FY 2008, Makita allocated ¥5,922 million to R&D, approximately 1.7% of net sales, up 8.5% from FY2007. In FY 2007, Makita allocated ¥5,460 million for R&D, up 13.1% from the ¥4,826 million allocated in FY 2006. The ratio of R&D expenses to net sales was approximately 2.0% in FY 2007 and 2.1% in FY 2006.

Makita is placing more emphasis on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing for cordless operation. Additional design priorities include developing units that feature low level of noise and low vibration, measures to restrain dust emissions and new safety systems. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing an emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2008 included rotary hammer, 10.8V Li-ion impact driver and other products. Makita also created a medium-to-long-term program on priority categories which includes gardening tools.

Makita has developed a battery recharging system that employs digital communication functions to provide information on the state of a battery's charge. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita adopted lithium ion batteries, which doubles the total volume of work in comparison with the old typed batteries. Makita also developed an original battery verification system using the previously mentioned digital communication functions. Using this system, customers can check the state of charge of their batteries and Makita can provide customers with information on how to make their batteries last longer.

D. Trend information

With regard to the outlook for the future, there is still an uncertain outlook for the business environment in which Makita operates, due to concerns including the state of the global economy, such as the down-turn in the U.S. economy and the sub-prime loan problem, the uncertainty with respect to the Western European economy, the weak Japanese housing investment, fluctuations in exchange rates and the prices of oil and raw materials.
In the light of this outlook, Makita aims to improve performance by not only continuing efforts to increase its market share of the power tool market for professionals but also to expand its share of the air tools and gardening equipment markets. To achieve this, Makita is improving its global sales, and service framework and developing high-value-added products.
In the North American market, Makita entered into a sales agreement in March 2008 with Home Depot U.S.A., Inc. which is the largest home improvement chain in the U.S.
Makita's goal is to continue to distribute its products through the home improvement channel which has a significant influence on the sales trend of electric power tools in the North American market and to consistently increase sales and raise awareness of Makita's brand name.
Accordingly, Makita aims to meet its goals by solidifying a business partnership with Home Depot in the North American market, through which new and innovative Makita products will be distributed in the home improvement channel.
Makita will seek to strengthen its relationship with important specialty stores such as independent construction supply and hardware stores which carry Makita products and offer enhanced after-sales services.

E. Off-balance sheet arrangements

Makita did not have any off-balance sheet arrangements as of March 31, 2008 except for certain operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.

F. Tabular disclosure of contractual obligations

		Japanese yen (millions)					
		Expected payment date, year ending March 31,					
	Total	2009	2010	2011	2012	2013	Thereafter
Capital lease	550	142	117	57	16	218	–
Interest expenses on capital lease	40	20	13	6	1	–	–
Operating lease	1,821	573	404	284	201	156	203
Unsecured loans from bank	500	–	–	–	500	–	–
Contributions to defined benefit plan	3,058	3,058	–	–	–	–	–
Purchase obligation	9,632	8,901	731	–	–	–	–
Total	¥ 15,601	¥ 12,694	¥ 1,265	¥ 347	¥ 718	¥ 374	¥ 203

		U.S. dollars (thousands)					
		Expected payment date, year ending March 31,					
	Total	2009	2010	2011	2012	2013	Thereafter
Capital lease	5,500	1,420	1,170	570	160	2,180	–
Interest expenses on capital lease	400	200	130	60	10	–	–
Operating lease	18,210	5,730	4,040	2,840	2,010	1,560	2,030
Unsecured loans from bank	5,000	–	–	–	5,000	–	–
Contributions to defined benefit plan	30,580	30,580	–	–	–	–	–
Purchase obligation	96,320	89,010	7,310	–	–	–	–
Total	$ 156,010	$ 126,940	$ 12,650	$ 3,470	$ 7,180	$ 3,740	$ 2,030

Note: 1.Determination of contributions to defined benefit plan after 2009 is not practicable.
2.The notional amount of derivative financial instruments that are expected to settle in FY 2009 is ¥26,519 million and their estimated fair value is ¥380 million at March 31, 2008. Please see note 17 to the consolidated financial statements for further information.

G. Safe harbor

All information that is not historical in nature disclosed. Operating and Financial Review and Prospects-Trend Information" and "-Tabular Disclosure of Contractual Obligations" is deemed to be a forward-looking statement.

Makita's basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 Japanese yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

According to this basic policy, the Company paid interim cash dividends in FY 2008 of ¥30.0 per share and ADS. The Company has declared a cash dividend of ¥67.0 per share and ADS, which was approved by the shareholders' meeting held on June 26, 2008.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	Japanese yen		U.S. dollars	
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2003	9	9	0.07	0.07
2004	9	13	0.09	0.11
2005	11	36	0.10	0.34
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67

Note: Cash dividends in US dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks that are currently believed to be immaterial, may become material. Some of these statements are forward-looking statements that are subject to the "Cautionary Statement with Respect to Forward-Looking Statements" appearing elsewhere in this annual report.

Makita's sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita's main products, is affected to a large extent by the levels of construction activities, capital investment and consumption trends in the relevant regions. Generally speaking, the levels of construction activities and capital investment and consumption trends depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita's activities, including Japan, Western Europe, Eastern Europe and Russia, North America, Asia, The Middle East, Central and South America, and Oceania, this may have an adverse impact on Makita's consolidated financial condition and results of operations. Specifically, the economic slowdown, caused by, among others, the sub-prime loan problem in the U.S. since the summer of 2007, the volatile stock market causing the global economic downturn and the soaring price of crude oil or mineral resources, may have a direct or indirect negative impact on Makita's financial condition.

Currency exchange rate fluctuations may affect Makita's financial results.
The functional currency for all of Makita's significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita's subsidiaries around the world are translated into Japanese yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita's operating results, assets, liabilities and shareholders' equity are affected by fluctuation in values of the Japanese yen against these local currencies. Among others, Makita is affected by fluctuations in the value of the euro, the U.S. dollar and Chinese Renmin yuan, the euro and the U.S. dollar being the primary foreign currency on which Makita bases its foreign sales and the U.S. dollar and Chinese Renmin yuan being the primary foreign currency on which Makita bases its foreign costs and liabilities. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the euro, the U.S. dollar, and the Japanese yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may affect for Makita to execute procurement, production, logistics, and sales activities as planned and may have an impact on Makita's consolidated financial condition and results of operations.

Makita faces intense competition in the global market for its power tools for professional use.
The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita's products include the quality, functionality of products, technological developments, the pace of new product development, price, reliability, durability, after-sale service and the rise of new competitors. While Makita strives to ensure its position as a leading international supplier of power tools for professional use, there is no guarantee that it will be able to compete effectively in the future. If Makita is unable to compete effectively, it may lose market share and its earnings may be adversely affected. Moreover, economic slowdown tends to result in intensified competition and increased downward pressure. Accordingly if Makita is unable to compete effectively, Makita's sales volumes may decrease and inventories may increase, resulting in a downward pressure on the prices for Makita's products to sell the inventory, which in turn could have an adverse impact on Makita's consolidated financial condition and results of operations.

If Makita is not able to develop attractive products, Makita's sales activities may be adversely affected.

Makita's principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the strong reputation of the MAKITA brand, both of which depend in part on Makita's ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs and correspond the market price for high-end, professional users, it may have an adverse impact on Makita's consolidated financial condition and results of operations.

Geographic concentration of Makita's main facilities may have adverse effects on Makita's business activities.

Makita's principal management functions, including its headquarters, and most of suppliers on which it relies for supplying major parts are located in Aichi Prefecture ("Aichi"), Japan. Makita's manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, account for 23% and 58%, respectively, of Makita's total production volume on a consolidated basis during the year under review. Due to this geographic concentration of Makita's major functions, including plants and other operations in Japan and China, Makita's performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita's facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita's consolidated financial condition and results of operations may be adversely affected.

If Makita fails to maintain cooperative relationships with significant customers, Makita's sales may be seriously affected.

Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita's business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita's consolidated financial condition and results of operations.

If any of Makita's suppliers fail to deliver materials or parts required for production as scheduled, Makita's production activities may be adversely affected.

Makita's production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands.

There is a concern that this can result in lost sales opportunities. Makita purchases its significant component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita's production schedules and cause a delay in Makita's own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita's consolidated financial condition and results of operations.

Makita's overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita's business activities.

Makita derives a significant majority of its sales in markets located outside of Japan, including Western Europe, Eastern Europe and Russia, North America, Asia, the Middle East, Central and South America, and Oceania. During the year under review, approximately 85% of Makita's consolidated net sales were derived from products sold overseas. Moreover, 77% of global production volume were derived from overseas production. The high percentage of overseas sales and production gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita's consolidated financial condition and results of operations. Such risks include the following:

(1) Unexpected changes in laws and regulations;
(2) Disadvantageous political and economic factors;
(3) The outflow of technical know-how and knowledge due to personnel turnover enabling Makita's competitors to strengthen their position;
(4) Potentially unfavorable tax systems; and
(5) Terrorism, war, and other factors that lead to social turbulence.
(6) The interruption of or disruption to Makita's operation due to labor disputes

Makita may be unable to protect its intellectual property rights and could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties.

In the area where our sales and production are significant, Makita applies for the patent, design and trademark, and strives for protection of intellectual property rights positively. However, Makita may be unable to eliminate completely the product of the third party who infringes on the intellectual property rights of our group, or the product of the party similar to our product. In that case, it may have a negative influence on the achievements of our group.
Moreover, Makita corresponds so that it may not infringe on a third party's intellectual property rights, but it may be claimed that it is infringing on intellectual property rights from the third party. When infringement of intellectual property rights is investigated from a third party, the obligation of the payment of reparations may arise or halt in production and sales stop of a product may be ordered. In that case, it may have a negative influence on the business performance and the financial condition of our group.

When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China has risen substantially. Some suppliers are operating at over-capacity and prices of certain production materials, especially crude oil, steel products and copper wire, have increased. Under these circumstances, if Makita is unable to obtain the necessary quantities of these materials, especially in China and Japan, this may have an adverse effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If Makita experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of Makita.

Product liability litigation or recalls may harm Makita's financial statements and reputation.
Makita is developing a variety of products including power tools under the safety standard of each country, and is manufacturing them globally based on the quality standards of the factory. However, a large-scale recall and a large-scale product liability lawsuit may significantly damage Makita's brand image and reputation. In addition, the related cost and time incurred through the recall or lawsuit may affect business performance and financial condition of Makita in case insurance policy does not cover the related cost.

Fluctuations in stock market prices may adversely affect Makita's financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities and investment securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A fluctuation in the value of these securities will have an impact on Makita's consolidated financial condition and results of operations.

Environmental or other government regulations may have a material adverse impact on Makita's business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries and areas in which it operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.

Investor confidence and the value of Makita's ADRs and ordinary shares may be adversely impacted if Makita's management concludes that Makita's internal control over financial reporting is not effective or if Makita's independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Makita's financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002
The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in its Annual Report that contains an assessment by management of the effectiveness of corporate internal control over financial reporting. In addition, Makita's independent registered public accounting firm must attest to the effectiveness of Makita's internal control over financial reporting. If Makita's management concludes that Makita's internal control over financial reporting is not effective, or if Makita's independent registered public accounting firm is not satisfied with Makita's internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and declines to attest or issues a report that is qualified, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita's financial statements, which ultimately could negatively impact the market price of Makita's ADRs and ordinary shares.

Market Risk Exposure

Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and the prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity and Debt Securities Price Risk

Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2007 and 2008 were as follows:

	Japanese yen (millions)				U.S. dollars (thousands)	
	2007		2008		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Due within one year	¥ 6,323	¥ 6,322	¥ 2,599	¥ 2,599	$ 25,990	$ 25,990
Due after one year through 5 years	2,203	2,195	2,677	2,675	26,770	26,750
Due after 5 years	5,921	5,822	2,950	2,881	29,500	28,810
Indefinite periods	42,697	42,697	40,735	40,735	407,350	407,350
Equity securities	28,352	28,352	18,516	18,516	185,160	185,160
	¥ 85,496	¥ 85,388	¥ 67,477	¥ 67,406	$ 674,770	$ 674,060

Foreign Exchange Risk

Makita's international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita's major derivative financial instruments related to foreign currency transactions as of March 31, 2007 and March 31, 2008. Figures are translated into Japanese yen at the rates prevailing at March 31, 2007 and March 31, 2008, together with the relevant weighted average contractual exchange rates at March 31, 2008. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2008 and 2009.

	Japanese yen (millions) (except average contractual rates)						U.S. dollars (thousands)	
	2007			2008			2008	
	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value	Average contractual rates	Contract Amounts	Fair Value
Foreign currency contracts:								
U.S.$/yen	¥ 3,107	¥ 2	¥ 117.50	¥ 4,614	¥ 155	¥ 103.32	$ 46,140	$ 1,550
euro/yen	5,387	(60)	115.15	5,816	(37)	156.63	58,160	(370)
A$/yen	343	(8)	92.69	418	7	92.83	4,180	70
STG/yen	58	–	230.96	228	10	206.88	2,280	100
euro/STG	1,579	(1)	-	3,804	(108)	-	38,040	(1,080)
US$/euro	1,794	(13)	-	1,288	(36)	-	12,880	(360)
Other	811	(20)	-	450	4	-	4,500	40
Total	¥ 13,079	¥ (100)		¥ 16,618	¥ (5)		$ 166,180	$ (50)
Foreign currency swaps:								
U.S.$/yen	¥ 2,853	¥ (30)	¥ 117.53	¥ 7,840	¥ 353	¥ 105.94	$ 78,400	$ 3,530
euro/yen	3,289	(20)	156.64	1,860	32	161.73	18,600	320
A$/yen	191	-	95.25	-	-		-	-
SFr./yen	191	(3)	95.56	201	-	100.35	2,010	-
Total	¥ 6,524	¥ (53)		¥ 9,901	¥ 385		$ 99,010	$ 3,850
Options purchased to sell foreign currencies:								
U.S.$/yen	¥ 233	¥ 2	¥ 116.38	¥ 202	¥ 7	¥ 101.23	$ 2,020	$ 70
euro/yen	1,518	5	151.80	-	-		-	-
Total	¥ 1,751	¥ 7		¥ 202	¥ 7		$ 2,020	$ 70
Options written to buy foreign currencies:								
U.S.$/yen	¥ 239	¥ (1)	¥ 119.15	¥ 208	¥ (2)	¥ 103.99	$ 2,080	$ (20)
euro/yen	1,569	(18)	156.92	-	-		-	-
Total	¥ 1,808	¥ (19)		¥ 208	¥ (2)		$ 2,080	$ (20)

A. Disclosure controls and procedures

Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY 2008. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the "Exchange Act") are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Principal Accounting and Financial Officer, to allow timely decisions regarding required disclosure.

The Company's disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The evaluation was performed under the supervision of Masahiko Goto, Makita's Chief Executive Officer, President and Representative Director and Kenichiro Nakai, Makita's Chief Financial Officer and Director. Makita's disclosure, controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Masahiko Goto and Kenichiro Nakai have concluded that Makita's disclosure controls and procedures are effective.

B. Management's annual report on internal control over financial reporting

Makita's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Makita's management evaluated the effectiveness of internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
Based on its assessment, management concluded that, as of March 31, 2008, Makita's internal control over financial reporting was effective based on the COSO criteria

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

YEARS ENDED MARCH 31, 2004, 2005, 2006, 2007 AND 2008

	Upper: Japanese yen (millions) Lower: U.S. dollars (thousands)				
	2004	2005	2006	2007	**2008**
Net sales	¥ 184,117 $ 1,841,170	¥ 194,737 $ 1,947,370	¥ 229,075 $ 2,290,750	¥ 279,933 $ 2,799,330	**¥ 342,577** **$3,425,770**
Domestic	39,142 391,420	39,379 393,790	41,600 416,000	46,860 468,600	**52,193** **521,930**
Overseas	144,975 1,449,750	155,358 1,553,580	187,475 1,874,750	233,073 2,330,730	**290,384** **2,903,840**
Operating income	14,696 146,960	31,398 313,980	45,778 457,780	48,176 481,760	**67,031** **670,310**
Income before income taxes	16,170 161,700	32,618 326,180	49,143 491,430	49,323 493,230	**65,771** **657,710**
Net income	7,691 76,910	22,136 221,360	40,411 404,110	36,971 369,710	**46,043** **460,430**
Working capital	147,822 1,478,220	149,666 1,496,660	181,808 1,818,080	212,183 2,121,830	**230,699** **2,306,990**
Long-term indebtedness	7,364 73,640	88 880	104 1,040	53 530	**908** **9,080**
Shareholders' equity	193,348 1,933,480	219,640 2,196,400	266,584 2,665,840	302,675 3,026,750	**316,498** **3,164,980**
Total assets	278,116 2,781,160	289,904 2,899,040	326,038 3,260,380	368,494 3,684,940	**386,467** **3,864,670**
Capital expenditures	4,494 44,940	6,655 66,550	11,383 113,830	12,980 129,800	**15,036** **150,360**
Depreciation and amortization	7,963 79,630	5,381 53,810	5,922 59,220	8,773 87,730	**8,871** **88,710**

	Upper: Japanese yen, Lower: U.S. dollars				
Per share of common stock and ADS:					
Earnings per share -Basic	¥ 53.2 $ 0.53	¥153.9 $ 1.54	¥281.1 $ 2.81	¥257.3 $ 2.57	**¥320.3** **$ 3.20**
Earnings per share -Diluted	51.9 0.52	148.8 1.49	281.1 2.81	257.3 2.57	**320.3** **3.20**
Cash dividends paid for the year	18.0 0.18	24.0 0.24	55.0 0.55	57.0 0.57	**85.0** **0.85**
Number of employees	8,433	8,560	8,629	9,062	**10,436**

Notes: (1) The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥100 to US$1.

(2) Cash dividends per share applicable to fiscal 2005 and 2006 include a special commemorative dividend of ¥6 and ¥37 per share.

(3) The June 26, 2008, annual general meeting of shareholders approved a proposal to set cash dividends per share for the second half of the fiscal year ended March 31, 2008 at ¥67 per share.

(4) Refer to Note 14 of the notes to the consolidated financial statements for the computation of per share data.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND 2008

ASSETS

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
CURRENT ASSETS:			
Cash and cash equivalents	¥ 37,128	¥ 46,306	$ 463,060
Time deposits	6,866	2,393	23,930
Marketable securities	58,217	49,443	494,430
Trade receivables-			
Notes	3,125	2,950	29,500
Accounts	54,189	60,234	602,340
Less- Allowance for doubtful receivables	(869)	(1,018)	(10,180)
Inventories	92,800	112,187	1,121,870
Deferred income taxes	5,080	6,478	64,780
Prepaid expenses and other current assets	9,963	11,382	113,820
Total current assets	266,499	290,355	2,903,550
PROPERTY, PLANT AND EQUIPMENT, AT COST:			
Land	16,732	18,370	183,700
Buildings and improvements	57,242	64,268	642,680
Machinery and equipment	74,087	75,651	756,510
Construction in progress	5,576	2,765	27,650
	153,637	161,054	1,610,540
Less- Accumulated depreciation	(90,257)	(91,996)	(919,960)
	63,380	69,058	690,580
INVESTMENTS AND OTHER ASSETS:			
Investment securities	27,279	18,034	180,340
Goodwill	764	2,001	20,010
Other intangible assets, net	1,527	2,240	22,400
Deferred income taxes	1,367	1,826	18,260
Other assets	7,678	2,953	29,530
	38,615	27,054	270,540
	¥368,494	¥386,467	$ 3,864,670

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
CURRENT LIABILITIES:			
Short-term borrowings	¥ 1,892	¥ 1,724	$ 17,240
Trade notes and accounts payable	16,025	23,372	233,720
Other payables	6,556	5,640	56,400
Accrued expenses	6,714	7,982	79,820
Accrued payroll	8,571	8,096	80,960
Income taxes payable	10,447	7,518	75,180
Deferred income taxes	28	58	580
Other liabilities	4,083	5,266	52,660
Total current liabilities	54,316	59,656	596,560
LONG-TERM LIABILITIES:			
Long-term indebtedness	53	908	9,080
Accrued retirement and termination benefits	3,227	3,716	37,160
Deferred income taxes	4,976	1,215	12,150
Other liabilities	1,112	1,958	19,580
	9,368	7,797	77,970
MINORITY INTERESTS	2,135	2,516	25,160
COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)			
SHAREHOLDERS' EQUITY:			
Common stock,			
Authorized - 496,000,000 shares in 2007			
496,000,000 shares in 2008			
Issued and outstanding			
144,008,760 shares and 143,701,279 shares, respectively in 2007			
144,008,760 shares and 143,773,625 shares, respectively in 2008	23,805	23,805	238,050
Additional paid-in capital	45,437	45,753	457,530
Legal reserve	5,669	5,669	56,690
Retained earnings	215,365	249,191	2,491,910
Accumulated other comprehensive income (loss)	12,697	(7,657)	(76,570)
Treasury stock, at cost: 307,481 shares in 2007			
235,135 shares in 2008	(298)	(263)	(2,630)
	302,675	316,498	3,164,980
	¥ 368,494	¥ 386,467	$ 3,864,670

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
NET SALES	¥ 229,075	¥ 279,933	¥ 342,577	$ 3,425,770
Cost of sales	132,897	163,909	199,220	1,992,200
GROSS PROFIT	96,178	116,024	143,357	1,433,570
Selling, general and administrative expenses	58,726	66,802	76,198	761,980
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(249)	128	1,280
Impairment of long-lived assets	–	1,295	–	–
OPERATING INCOME	45,778	48,176	67,031	670,310
OTHER INCOME (EXPENSES):				
Interest and dividend income	1,301	1,364	2,092	20,920
Interest expenses	(364)	(316)	(269)	(2,690)
Exchange gains (losses) on foreign currency transactions, net	(258)	(418)	(1,233)	(12,330)
Realized gains (losses) on securities, net	2,918	918	(1,384)	(13,840)
Other, net	(232)	(401)	(466)	(4,660)
Total	3,365	1,147	(1,260)	(12,600)
INCOME BEFORE INCOME TAXES	49,143	49,323	65,771	657,710
PROVISION FOR INCOME TAXES:				
Current	9,365	16,486	19,148	191,480
Deferred	(633)	(4,134)	580	5,800
Total	8,732	12,352	19,728	197,280
NET INCOME	¥ 40,411	¥ 36,971	¥ 46,043	$ 460,430

	Japanese yen			U.S. dollars
	2006	2007	2008	2008
PER SHARE OF COMMON STOCK AND ADS:				
Earnings per share—Basic	¥ 281.1	¥ 257.3	¥ 320.3	$ 3.20
Cash dividends paid for the year	55.0	57.0	85.0	0.85

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
COMMON STOCK:				
Beginning balance	¥ 23,805	¥ 23,805	¥ 23,805	$ 238,050
Ending balance	¥ 23,805	¥ 23,805	¥ 23,805	$ 238,050
ADDITIONAL PAID-IN CAPITAL:				
Beginning balance	¥ 45,430	¥ 45,437	¥ 45,437	$ 454,370
Disposal of treasury stock	7	–	316	3,160
Ending balance	¥ 45,437	¥ 45,437	¥ 45,753	$ 457,530
LEGAL RESERVE:				
Beginning balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 56,690
Ending balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 56,690
RETAINED EARNINGS:				
Beginning balance	¥ 157,502	¥ 186,586	¥ 215,365	$ 2,153,650
Net income	40,411	36,971	46,043	460,430
Cash dividends	(7,907)	(8,192)	(12,217)	(122,170)
Retirement of treasury stock	(3,420)	–	–	–
Ending balance	¥ 186,586	¥ 215,365	¥ 249,191	$ 2,491,910
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:				
Beginning balance	¥ (9,249)	¥ 5,345	¥ 12,697	$ 126,970
Other comprehensive income (loss) for the year	14,594	7,515	(20,354)	(203,540)
Adjustment to initially apply SFAS No.158, net of tax	–	(163)	–	–
Ending balance	¥ 5,345	¥ 12,697	¥ (7,657)	$ (76,570)
TREASURY STOCK:				
Beginning balance	¥ (3,517)	¥ (258)	¥ (298)	$ (2,980)
Purchases	(164)	(40)	(51)	(510)
Disposal	3,423	–	86	860
Ending balance	¥ (258)	¥ (298)	¥ (263)	$ (2,630)
DISCLOSURE OF COMPREHENSIVE INCOME:				
Net income for the year	¥ 40,411	¥ 36,971	¥ 46,043	$ 460,430
Other comprehensive income (loss) for the year	14,594	7,515	(20,354)	(203,540)
Total comprehensive income for the year	¥ 55,005	¥ 44,486	¥ 25,689	$ 256,890

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	¥ 40,411	¥ 36,971	¥ 46,043	$ 460,430
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	5,922	8,773	8,871	88,710
Provision for deferred income taxes	(633)	(4,134)	580	5,800
Realized losses (gains) on securities, net	(2,918)	(918)	1,384	13,840
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(249)	128	1,280
Impairment of long-lived assets	–	1,295	–	–
Changes in assets and liabilities-				
Trade receivables	(5,011)	(6,398)	(6,463)	(64,630)
Inventories	(8,646)	(7,979)	(22,499)	(224,990)
Trade notes and accounts payable and accrued expenses	5,121	4,055	6,896	68,960
Income taxes payable	272	2,198	(3,357)	(33,570)
Accrued retirement and termination benefits	(346)	(1,702)	(2,053)	(20,530)
Other, net	(779)	448	(255)	(2,550)
Net cash provided by operating activities	25,067	32,360	29,275	292,750
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(11,383)	(12,980)	(15,036)	(150,360)
Purchases of available-for-sale securities	(19,449)	(26,798)	(19,944)	(199,440)
Purchases of held-to-maturity securities	(1,799)	(499)	(996)	(9,960)
Proceeds from sales of available-for-sale securities	16,750	6,635	4,382	43,820
Proceeds from maturities of available-for-sale securities	17,400	10,476	21,030	210,300
Proceeds from maturities of held-to-maturity securities	200	1,500	1,300	13,000
Proceeds from sales of property, plant and equipment	1,012	739	1,812	18,120
Decrease (increase) in time deposits	6,514	(5,035)	4,231	42,310
Cash paid for acquisition of business, net of cash acquired	(1,204)	(649)	(2,034)	(20,340)
Other, net	(386)	(665)	747	7,470
Net cash provided by (used in) investing activities	7,655	(27,276)	(4,508)	(45,080)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	1,073	135	(1,279)	(12,790)
Repayment of long-term indebtedness	(6,150)	–	–	–
Repayment of club members' deposits	(6,375)	–	–	–
Purchases of treasury stock, net	(154)	(40)	(47)	(470)
Cash dividends paid	(7,907)	(8,192)	(12,217)	(122,170)
Other, net	(35)	(210)	(272)	(2,720)
Net cash used in financing activities	(19,548)	(8,307)	(13,815)	(138,150)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥ 496	¥ 1,297	¥ (1,774)	$ (17,740)
NET CHANGE IN CASH AND CASH EQUIVALENTS	13,670	(1,926)	9,178	91,780
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,384	39,054	37,128	371,280
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 39,054	¥ 37,128	¥ 46,306	$ 463,060
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid during the year for-				
Interest	¥ 458	¥ 316	¥ 269	$ 2,690
Income taxes	9,093	14,289	22,505	225,050
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Amount due seller in connection with business acquisition	¥ 649	¥ –	¥ –	$ –
Release from obligation for club members' deposits	6,461	–	–	–
Reduction of short-term borrowings and long-term indebtedness by disposal of a subsidiary	2,177	–	–	–
Delivery of treasury stock in connection with the share exchange	–	–	397	3,970

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Makita Corporation (the "Company") is a recognized leader in the manufacture and sale of power tools. The Company and its consolidated subsidiaries' main products include drills, rotary hammers, demolition hammers, grinders and cordless impact drivers. The Company and its consolidated subsidiaries (collectively "Makita") also manufacture and sell pneumatic tools and garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made almost entirely through sales subsidiaries and distributors under the Makita or Maktec brand name. Approximately 84.8% of consolidated net sales for the year ended March 31, 2008, were generated from customers outside Japan, with 46.8% from Europe, 16.5% from North America and 21.5% from Asia and other areas.

Makita's manufacturing and assembly operations are conducted primarily at three plants in Japan and eight plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants), Canada and Romania.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their countries of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company's and its consolidated subsidiaries' books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities." All significant inter-company balances and transactions have been eliminated in consolidation. Makita did not have any consolidated variable interest entities as set out in FIN 46R for any of the periods presented herein.

(b) Foreign Currency Translation

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," overseas subsidiaries' assets and liabilities denominated in their local foreign currencies are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity.

Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and translation of receivables and payables denominated in foreign currencies are included in other income (expenses).

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

(d) Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities. Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable and investment securities, which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of accumulated other comprehensive income, net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to the fair value as a new cost basis and the amount of the write-down is included in earnings.

Available-for-sale securities are periodically reviewed for other-than-temporary declines on criteria that include the length and magnitude of decline, the financial condition and prospects of the issuer, Makita's intent and ability to retain the investment for a period of time to allow for recovery in market value and other relevant factors.

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. Impairment is measured based on the amount by which the carrying amount of the investment exceeds its fair value. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities, which are available for current operations, in current assets. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(e) Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita's best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potentiality for recovery is considered remote.

(f) Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying value of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.

(g) Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 60 years for buildings and improvements and from 3 years to 20 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2006, 2007 and 2008 amounted to ¥5,710 million, ¥8,495 million and ¥8,519 million ($85,190 thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2007 and 2008, was as follows:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Aggregate cost	¥ 348	986	$ 9,860
Accumulated amortization	220	437	4,370

(h) Goodwill and Other Intangible Assets

Makita follows the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to be no longer indefinite. In connection with the impairment evaluation, SFAS No. 142 requires Makita to perform an assessment of whether there is an indication that goodwill is impaired. To accomplish this, Makita identifies its reporting units, determines the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets to those reporting units, and determines the fair value of each reporting unit.

(i) Environmental Liabilities

Liabilities for environmental remediation and other environmental costs, if any, are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values unless the amount and timing of such payments are determinable.

(j) Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥4,826 million, ¥5,460 million and ¥5,922 million ($59,220 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Advertising costs are also expensed as incurred and totaled ¥5,138 million, ¥6,002 million and ¥6,860 million ($68,600 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

(k) Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥6,774 million, ¥7,637 million and ¥9,882 million ($98,820 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

(l) Income Taxes

Makita accounts for income taxes in accordance with the provision of SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Makita also adopted FASB Interpretation No. 48(FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN48 requires that the tax effects of a position be recognized only when it is more likely than not to be sustained upon examination. Makita classifies penalties and interest related to unrecognized tax benefits in income taxes, if any, in provision for income taxes.

(m) Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n) Pension Plans

Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in the future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such cases, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Effective March 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No.158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income in shareholders' equity. Additional minimum pension liabilities ("AML") and related intangible assets are also derecognized upon adoption of the new standard.

(o) Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year.

(p) Impairment of Long-Lived Assets

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144. Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by independent third party appraisal, projected discounted cash flows or other valuation techniques as appropriate. Assets to be disposed of, if any, are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(q) Derivative Financial Instruments

Makita conforms to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. Makita recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita does not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

(r) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of an allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities for which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(s) Revenue Recognition

Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met. (1) The sales price is fixed and determinable, (2) Collectibility is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita's normal payment terms.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertisings and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9 ("EITF 01-9"), "Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor's product)."

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of one year or less. Liabilities for volume-based rebates are recognized with a corresponding reduction of revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertising is provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trend.

When repairs are made and charged to customers, the revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer.

(t) New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FASB Staff Position FAS157-2, "Effective Date of FASB Statement No. 157." SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115", which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", and No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liability assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements and separates from the parent's equity. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Makita is currently evaluating the effect that the adoption of these statements will have on its consolidated financial statements.

(u) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended March 31, 2008.

4. TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts for the year ended March 31, 2008, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥100 to US$1 at March 31, 2008. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.

5. INVENTORIES

Inventories as of March 31, 2007 and 2008 comprised the following:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Finished goods	¥75,859	¥ 92,053	$ 920,530
Work in process	2,308	2,607	26,070
Raw materials	14,633	17,527	175,270
	¥92,800	¥112,187	$ 1,121,870

6. IMPAIRMENT OF LONG LIVED ASSETS

In December 2003, in connection with the evaluation of its corporate wide marketing, promotional activities, and the cost benefit relationship, Makita made a decision to no longer consider a golf course owned by its consolidated subsidiary, Joyama Kaihatsu, Ltd., as a corporate asset and to curtail utilizing such golf course for promotional, entertainment and employee welfare purposes. As a result of this decision, the Company performed an impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge totaling ¥5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis for the year ended March 31, 2004. On May 7, 2005, the Nagoya District Court confirmed a civil rehabilitation plan for Joyama Kaihatsu. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita completed the disposition of Joyama Kaihatsu. As a result, Makita recorded gains on disposals or sales of property, plant and equipment of ¥8,326 million for the year ended March 31, 2006. Such gains included ¥8,479 million of gain on sale of Makita's ownership interests of Joyama Kaihatsu to a third party.

During the year ended March 31, 2007, Makita decided to transfer the manufacturing business (stationary woodworking machines) of its consolidated subsidiary, Makita Ichinomiya Corporation, to Makita's Okazaki plant in order to streamline the production function in Japan no later than December 2007. Following the transfer in 2008, Makita planed to dispose of the facility. As a result of this decision, Makita performed an impairment assessment pursuant to the provisions of SFAS No. 144 and estimated the carrying amount of the facility would not be recovered by the future cash flows. Consequently, Makita recorded an impairment charge totaling ¥1,295 million for the year ended March 31, 2007. The fair value of the related assets was determined by independent third party appraisal considering the estimated net cash flows from the sale to a third party purchaser.

7. MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2007 and 2008, were as follows:

	Japanese yen (millions)				
		Gross Unrealized Holding			
As of March 31, 2007	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	¥ 1	¥ -	¥ -	¥ 1	¥ 1
Corporate and bank debt securities	6,437	10	1	6,446	6,446
Investments in trusts	45,115	2,025	64	47,076	47,076
Marketable equity securities	1,481	1,914	-	3,395	3,395
	¥ 53,034	¥ 3,949	¥ 65	¥ 56,918	¥ 56,918
Investment securities:					
Investments in trusts	¥ 720	¥ 264	¥ 12	¥ 972	¥ 972
Marketable equity securities	10,546	13,856	12	24,390	24,390
Non-marketable equity securities (carried at cost)	567	-	-	567	567
	¥ 11,833	¥ 14,120	¥ 24	¥ 25,929	¥ 25,929
Held-to-maturity:					
Marketable securities:					
Japanese government debt securities	¥ 299	¥ -	¥ -	¥ 299	¥ 299
Japanese corporate debt securities	1,000	-	1	999	1,000
	¥ 1,299	¥ -	¥ 1	¥ 1,298	¥ 1,299
Investment securities:					
Japanese corporate debt securities	¥ 1,350	¥ -	¥ 107	¥ 1,243	¥ 1,350
	¥ 1,350	¥ -	¥ 107	¥ 1,243	¥ 1,350
Total marketable securities	¥ 54,333	¥ 3,949	¥ 66	¥ 58,216	¥ 58,217
Total investment securities	¥ 13,183	¥ 14,120	¥ 131	¥ 27,172	¥ 27,279

As of March 31, 2008	Japanese yen (millions)				
		Gross Unrealized Holding			
	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Foreign government debt securities	¥ 1	¥ -	¥ -	¥ 1	¥ 1
Corporate and bank debt securities	3,410	83	-	3,493	3,493
Investments in trusts	42,563	991	616	42,938	42,938
Marketable equity securities	1,473	941	2	2,412	2,412
	¥47,447	¥ 2,015	¥ 618	¥ 48,844	¥ 48,844
Investment securities:					
Investments in trusts	¥ 184	¥ 4	¥ 6	¥ 182	¥ 182
Marketable equity securities	9,662	5,977	107	15,532	15,532
Non-marketable equity securities (carried at cost)	572	-	-	572	572
	¥10,418	¥ 5,981	¥ 113	¥ 16,286	¥ 16,286
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	¥ 599	¥ -	¥ -	¥ 599	¥ 599
	¥ 599	¥ -	¥ -	¥ 599	¥ 599
Investment securities:					
Japanese corporate debt securities	¥ 1,748	¥ -	¥ 71	¥ 1,677	¥ 1,748
	¥ 1,748	¥ -	¥ 71	¥ 1,677	¥ 1,748
Total marketable securities	¥48,046	¥ 2,015	¥ 618	¥ 49,443	¥ 49,443
Total investment securities	¥12,166	¥ 5,981	¥ 184	¥ 17,963	¥ 18,034

As of March 31, 2008	U.S. dollars (thousands) Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Foreign government debt securities	$ 10	$ -	$ -	$ 10	$ 10
Corporate and bank debt securities	34,100	830	-	34,930	34,930
Investments in trusts	425,630	9,910	6,160	429,380	429,380
Marketable equity securities	14,730	9,410	20	24,120	24,120
	$ 474,470	$ 20,150	$ 6,180	$ 488,440	$ 488,440
Investment securities:					
Investments in trusts	$ 1,840	$ 40	$ 60	$ 1,820	$ 1,820
Marketable equity securities	96,620	59,770	1,070	155,320	155,320
Non-marketable equity securities (carried at cost)	5,720	-	-	5,720	5,720
	$ 104,180	$ 59,810	$ 1,130	$ 162,860	$ 162,860
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	$ 5,990	$ -	$ -	$ 5,990	$ 5,990
	$ 5,990	$ -	$ -	$ 5,990	$ 5,990
Investment securities:					
Japanese corporate debt securities	$ 17,480	$ -	$ 710	$ 16,770	$ 17,480
	$ 17,480	$ -	$ 710	$ 16,770	$ 17,480
Total marketable securities	$ 480,460	$ 20,150	$ 6,180	$ 494,430	$ 494,430
Total investment securities	$ 121,660	$ 59,810	$ 1,840	$ 179,630	$ 180,340

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2007 and 2008, each fund consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. The fair value of the non-marketable equity securities is not readily determinable.

The following table shows our investments' gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008. The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Japanese yen (millions)			
	Less than 12 months		12 months or more	
As of March 31, 2008	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Investments in trusts	¥ 3,502	¥ 616	¥ -	¥ -
Marketable equity securities	168	2	-	-
	¥ 3,670	¥ 618	¥ -	¥ -
Investment securities:				
Investments in trusts	¥ 156	¥ 6	¥ -	¥ -
Marketable equity securities	1,386	107	-	-
	¥ 1,542	¥ 113	¥ -	¥ -
Held-to-maturity:				
Investment securities:				
Japanese corporate debt securities	¥ -	¥ -	¥ 978	¥ 71
	¥ -	¥ -	¥ 978	¥ 71

	U.S. dollars (thousands)			
	Less than 12 months		12 months or more	
As of March 31, 2008	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Investments in trusts	$ 35,020	$ 6,160	$ -	$ -
Marketable equity securities	1,680	20	-	-
	$ 36,700	$ 6,180	$ -	$ -
Investment securities:				
Investments in trusts	$ 1,560	$ 60	$ -	$ -
Marketable equity securities	13,860	1,070	-	-
	$ 15,420	$ 1,130	$ -	$ -
Held-to-maturity:				
Investment securities:				
Japanese corporate debt securities	$ -	$ -	$ 9,780	$ 710
	$ -	$ -	$ 9,780	$ 710

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2008, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2008

	Japanese yen (millions)			U.S. dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	¥ 1,999	¥ 599	¥2,598	$ 19,990	$ 5,990	$25,980
Due after one to five years	-	1,148	1,148	-	11,480	11,480
Due after five to ten years	1,412	-	1,412	14,120	-	14,120
Due after ten years	-	600	600	-	6,000	6,000
Total	¥ 3,411	¥ 2,347	¥5,758	$ 34,110	$23,470	$57,580

Maturities of debt securities based on Fair Value as of March 31, 2008

	Japanese yen (millions)			U.S. dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	¥ 2,000	¥ 599	¥ 2,599	$ 20,000	$ 5,990	$ 25,990
Due after one to five years	-	1,146	1,146	-	11,460	11,460
Due after five to ten years	1,494	-	1,494	14,940	-	14,940
Due after ten years	-	531	531	-	5,310	5,310
Total	¥ 3,494	¥ 2,276	¥ 5,770	$ 34,940	$ 22,760	$ 57,700

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2006, 2007 and 2008 amounted to ¥437 million and ¥1,096 million and ¥365 million ($3,650 thousand), respectively. Effective October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., completed a merger in which, the shares of common stock owned by the Company in UFJ Holdings were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this merger and common share exchange, the Company realized a gain on securities of ¥2,528 million for the year ended March 31, 2006.

Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2006, 2007 and 2008 amounted to ¥47 million, ¥178 million and ¥1,749 million ($17,490 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥47 million, ¥159 million and ¥1,662 million ($16,620 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥34,150 million, ¥17,111 million and ¥25,412 million ($254,120 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Proceeds from maturities of the held-to-maturity securities were ¥200 million, ¥1,500 million and ¥1,300 million ($13,000 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

8. ACQUISITION

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corporation (the "Business") on January 1, 2006 for total cash consideration of ¥1,853 million. The Company used the purchase method of accounting to account for the acquisition of the Business. Accordingly, the financial position and the results of the operation of the Business are included in the accompanying consolidated financial statements from the acquisition date. The Company has allocated the purchase price based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The excess of purchase price compared to the fair value of the net assets acquired, or the goodwill, was ¥793 million. The Goodwill is amortized and deductible for Japanese tax purpose.

At the Board of Directors meeting held on March 20, 2007, in order to strengthen the gardening tool business, the Board of the Company decided to make Fuji Robin Industries Ltd. ("Fuji Robin", which manufactures and sells engines, machinery for agriculture, forestry and construction industries, etc. in Japan) a wholly-owned subsidiary of the Company through a tender offer. As a result, the Company purchased 10,279,375 shares of Fuji Robin's outstanding shares for total cash consideration of ¥2,673 million, and Fuji Robin became a consolidated subsidiary of the Company as of May 15, 2007. On May 25, 2007, in order to acquire all of the remaining shares of Fuji Robin, the Company entered into a share exchange agreement with Fuji Robin. On August 1, 2007, the Company acquired the remaining shares of Fuji Robin by exchanging 0.059 of the Company's treasury stock for each share of Fuji Robin's outstanding common stock. The Company and Fuji Robin obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio, and the Company issued 81,456 shares of treasury stock. Fuji Robin was renamed Makita Numazu Corporation ("MNC") as of August 1, 2007. The total cost for acquiring MNC was ¥3,380 million. The Company, pursuant to SFAS No.141, used the purchase method to account for the acquisition of MNC.

The following table reflects the fair value of 100% of the assets and liabilities of Fuji Robin as of August 1, 2007:

	Japanese yen (millions)	U.S. dollars (thousands)
Cash and cash equivalent	¥ 788	$ 7,880
Receivables and other assets	5,064	50,640
Property and equipment	3,951	39,510
Intangible assets	162	1,620
Goodwill (not deductible for tax purposes)	1,251	12,510
Trade payables, bank borrowings and other liabilities	(7,836)	(78,360)
Net assets	¥ 3,380	$ 33,800

The results of operations and cash flows associated with MNC since May 15, 2007 have been included in the accompanying consolidated financial statements of Makita. Makita has not presented pro forma results of operations of the acquisition because the results are not material.

9. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Income before income taxes:				
Domestic	¥ 26,895	¥ 16,341	¥ 19,896	$ 198,960
Foreign	22,248	32,982	45,875	458,750
	¥ 49,143	¥ 49,323	¥ 65,771	$ 657,710
Provision for income taxes:				
Current-				
Domestic	¥ 3,171	¥ 8,366	¥ 6,957	$ 69,570
Foreign	6,194	8,120	12,191	121,910
	9,365	16,486	19,148	191,480
Deferred-				
Domestic	(166)	(2,453)	1,283	12,830
Foreign	(467)	(1,681)	(703)	(7,030)
	(633)	(4,134)	580	5,800
Consolidated provision for income taxes	¥ 8,732	¥ 12,352	¥ 19,728	$ 197,280

Total income taxes were allocated as follows:

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Provision for income taxes	¥ 8,732	¥ 12,352	¥ 19,728	$ 197,280
Shareholders' equity:				
Foreign currency translation adjustments	272	93	(107)	(1,070)
Net unrealized holding gains on available-for-sale securities	3,363	(935)	(4,320)	(43,200)
Minimum Pension liability adjustment	1,360	66	-	-
Pension liability adjustment	-	-	(2,549)	(25,490)
Adjustment to initially apply SFAS No.158	-	(110)	-	-
	¥ 13,727	¥ 11,466	¥ 12,752	$ 127,520

For the year ended March 31, 2006, residual tax effects of ¥336 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2006, 2007 and 2008.

A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March 31,		
	2006	2007	2008
Combined statutory income tax rate in Japan	40.3 %	40.3 %	40.3 %
Non-deductible expenses	0.6	0.8	0.6
Non-taxable dividends received	(0.2)	(0.1)	(0.1)
Change in valuation allowance	(11.3)	(5.4)	(0.4)
Effect of changes in enacted tax rate	(0.7)	–	–
Tax sparing impact	(3.5)	(2.1)	(0.7)
Effect of the foreign tax rate differential	(6.7)	(10.4)	(11.1)
Other, net	(0.7)	1.9	1.4
Effective income tax rate	17.8 %	25.0 %	30.0 %

According to the provisions of the tax treaties which have been concluded between Japan and 15 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 15 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such "tax sparing" mainly to China with the indicated tax reduction effect. The effect of the "tax sparing" resulted in a decrease of tax expense by ¥1,706 million or 3.5%, ¥1,021 million or 2.1% and ¥453 million or 0.7% for the years ended March 31, 2006, 2007 and 2008, respectively.

For the year ended March 31, 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course, previously unrecognized deferred tax asset was realized in connection with the gain on sale of golf course and the related valuation allowance of ¥ 5,782 million was reversed. Therefore, the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million, including the effects of translation, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had the effect of decreasing Makita's effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.

For the year ended March 31, 2007, the Company reversed the valuation allowance on deferred tax assets related to certain subsidiaries based on the improved results of operation and a steady outlook for the future operations of these subsidiaries, resulting in a decrease the total valuation allowance, including the effects of translation, by ¥2,655 million. Also, an effect of the foreign tax rate differential of ¥5,133 million was recorded, almost half the amount was attributable to a profit growth of subsidiaries located in China where these Chinese subsidiaries have been granted tax holiday benefits. As a result, the effective tax rate for the year ended March 31, 2007 was 25.0%, a decrease of 15.3% as compared with the statutory income tax rate of 40.3%, due mainly to a decrease in valuation allowance and an effect of the foreign tax rate differential.

For the year ended March 31, 2008, an effect of the foreign tax rate differential of ¥7,334 million was recorded, which was attributable to a profit growth of subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2008 was 30.0%, a decrease of 10.3% as compared with the statutory income tax rate of 40.3%.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Deferred tax expense (exclusive of the effects of other components below)	¥(1,035)	¥ (1,467)	¥ 765	$ 7,650
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	402	(2,667)	(185)	(1,850)
	¥ (633)	¥ (4,134)	¥ 580	$ 5,800

Significant components of deferred income tax assets and liabilities as of March 31, 2007 and 2008, were as follows:

	Japanese Yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Deferred income tax assets:			
Marketable securities and investment securities	¥ 1,039	¥ 1,495	$ 14,950
Accrued retirement and termination benefits	178	2,198	21,980
Inventories	1,670	1,900	19,000
Property, plant and equipment	3,197	2,570	25,700
Accrued payroll	2,043	1,906	19,060
Net operating loss carryforwards	772	774	7,740
Other	1,105	1,713	17,130
Total gross deferred income tax assets	10,004	12,556	125,560
Valuation allowance	(318)	(331)	(3,310)
	¥ 9,686	¥ 12,225	$ 122,250
Deferred income tax liabilities:			
Undistributed earnings of overseas subsidiaries	¥ (183)	¥ (565)	$ (5,650)
Unrealized gain on available-for-sale securities	(7,245)	(2,929)	(29,290)
Property, plant and equipment	(796)	(1,699)	(16,990)
Other	(19)	(1)	(10)
Total gross deferred income tax liabilities	¥ (8,243)	¥ (5,194)	$ (51,940)
Net deferred income tax assets	¥ 1,443	¥ 7,031	$ 70,310

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Deferred income taxes			
Current assets	¥ 5,080	¥ 6,478	$ 64,780
Investment and other assets	1,367	1,826	18,260
Current liabilities	(28)	(58)	(580)
Long-term liabilities	(4,976)	(1,215)	(12,150)
	¥ 1,443	¥ 7,031	$ 70,310

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved. Makita has recorded a valuation allowance of ¥331 million as of March 31, 2008 against certain deferred income tax assets because of no tax planning strategy and an anticipated expiration of net operating loss carry forwards.

As of March 31, 2008, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥3,391 million ($33,910 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Japanese yen (millions)	U.S. dollars (thousands)
Within 5 years	713	7,130
6 to 20 years	758	7,580
Indefinite periods	1,920	19,200
	3,391	33,910

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥91,961 million ($919,610 thousand) as of March 31, 2008 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

Makita adopted FASB Interpretation No. 48(FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" on April 1, 2007. The unrecognized tax benefits at April 1, 2007 and for the year ended March 31, 2008 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2008. Makita classifies penalties and interest related to unrecognized tax benefits in income taxes, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits in income taxes recorded were not material as of April 1, 2007 and for the year ended March 31, 2008. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. With few exceptions, the Company and its subsidiaries in Japan are no longer subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2006, and its one of major subsidiaries in the United States remains subject to income tax examinations for the periods beginning in the fiscal year ended March 31, 2005.

10. RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2006, 2007 and 2008 consisted of the following components:

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Service cost-benefit earned during the year	¥1,592	¥ 1,611	¥ 1,410	$ 14,100
Interest cost on projected benefit obligation	776	804	927	9,270
Expected return on plan assets	(635)	(1,268)	(1,459)	(14,590)
Amortization of prior service cost	(215)	(215)	(215)	(2,150)
Amortization of net transition obligation	62	37	37	370
Recognized actuarial loss	482	428	414	4,140
Net periodic pension costs (benefit)	¥2,062	¥ 1,397	¥ 1,114	$ 11,140

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 37,580	¥ 37,389	$ 373,890
Service cost	1,611	1,410	14,100
Interest cost	804	927	9,270
Plan amendment	–	136	1,360
Actuarial gains	(1,551)	104	1,040
Business acquired	–	761	7,610
Benefits paid	(1,306)	(1,856)	(18,560)
Foreign exchange impact	251	27	270
Benefit obligation at end of year	37,389	38,898	388,980
Change in plan assets:			
Fair value of plan assets at beginning of year	34,922	38,456	384,560
Actual return on plan assets	1,785	(4,803)	(48,030)
Employer contributions	2,915	3,022	30,220
Business acquired	–	–	–
Benefits paid	(1,168)	(1,659)	(16,590)
Foreign exchange impact	2	36	360
Fair value of plan assets at end of year	38,456	35,052	350,520
Funded status	¥ 1,067	¥ (3,846)	$ (38,460)
Amounts recognized in accumulated other comprehensive income consisted of			
Net actuarial loss	¥ 3,446	¥ 9,366	$ 93,660
Prior service cost	(2,926)	(2,575)	(25,750)
Net transition obligation being recognized over 19 years	41	4	40
	¥ 561	¥ 6,795	$ 67,950
Amounts recognized in the consolidated balance sheet consisted of;			
Non-current assets	¥ 4,465	¥ -	$ -
Current liabilities	(171)	(130)	(1,300)
Non-current liabilities	(3,227)	(3,716)	(37,160)
	¥ 1,067	¥ (3,846)	$ (38,460)

Measurement date

The Company uses a March 31 measurement date for all of its plans.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2007 and 2008, were as follows:

	2007	2008
Discount rate	2.5 %	2.4 %
Assumed rate of increase in future compensation levels	3.3 %	3.3 %

The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2008, were as follows:

	2006	2007	2008
Discount rate	2.2 %	2.2 %	2.5 %
Assumed rate of increase in future compensation levels	3.3 %	3.3 %	3.3 %
Expected long-term rate of return on plan assets	2.3 %	4.2 %	4.2 %

Makita determines the discount rate based on long-term high quality fixed income debt securities that have the same maturity period as the period over which pension benefits are expected to be settled. In addition, Makita also takes into account estimates with respect to future changes that are expected by management in the interest rates on its debt securities when determining the discount rate.

Makita determines the expected long-term rate of return on plan assets based on the expected long-term return of the various asset categories in which the plan invests considering the current expectations for future returns and actual historical returns.

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2007, and 2008, by asset category were as follows:

Asset Category	2007	2008
Equity securities	54.9 %	45.7 %
Debt securities	31.2	36.8
Real estate	1.6	1.1
Life insurance company general accounts	9.5	11.4
Other	2.8	5.0
	100.0 %	100.0 %

Makita's funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans' assets are invested primarily in marketable equity securities and interest-bearing securities.

Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities included common stock of Makita in the amount of ¥4 million ($40 thousand) at March 31, 2008.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Projected benefit obligation	¥ 3,853	¥ 3,989	$ 39,890
Accumulated benefit obligation	3,705	3,890	38,900
Fair value of plan assets	456	370	3,700
An accumulated benefit obligation in excess of plan assets	3,249	3,520	35,200

Cash flows

Contributions

Makita expects to contribute ¥3,058 million ($30,580 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2009.

Estimated future benefit payments

At March 31,2008, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year ending March 31,	Japanese yen (millions)	U.S. dollars (thousands)
2009	¥ 1,998	$ 19,980
2010	1,904	19,040
2011	1,962	19,620
2012	1,858	18,580
2013	1,958	19,580
2014 – 2018	8,833	88,330
Total	¥ 18,513	$ 185,130

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥216 million, ¥223 million and ¥270 million ($2,700 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥501 million and ¥468 million ($4,680 thousand) as of March 31, 2007 and 2008, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2007 and 2008, short-term borrowings consisted of the following:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
Bank borrowings	¥1,816	¥1,582	$ 15,820
Current maturities of long-term indebtedness	76	142	1,420
Total	¥1,892	¥1,724	$ 17,240

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,816 million and ¥1,582 million ($15,820 thousand) as of March 31, 2007 and 2008, respectively, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies. As of March 31, 2007 and 2008, the weighted average interest rate on the borrowings was 12.6% and 8.9%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥18,800 million and ¥22,664 million ($226,640 thousand) as of March 31, 2007 and 2008, respectively.

As of March 31, 2007 and 2008, long-term indebtedness consisted of the following:

	Japanese yen (millions)		U.S. dollars (thousands)
	2007	2008	2008
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥ -	¥ 500	$ 5,000
Capital lease obligations (see Note 3(g))	129	550	5,500
Less- Current maturities included in short-term borrowings	(76)	(142)	(1,420)
	¥ 53	¥ 908	$ 9,080

There were no covenants or cross default provisions under the Makita's financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2008 are as summarized below:

Year ending March 31,	Japanese yen (millions)	U.S. dollars (thousands)
2009	¥ 142	$ 1,420
2010	117	1,170
2011	57	570
2012	516	5,160
2013	218	2,180
2014 and thereafter	–	–
Total	¥ 1,050	$ 10,500

12. SHAREHOLDERS' EQUITY

At the annual meeting of shareholders held on June 29, 2004, the shareholders of the Company resolved to amend the Company's Articles of Incorporation to permit the Company's Board of Directors to authorize a purchase option of the Company's common stock. At the Board of Directors' meeting held on February 17, 2006, the Company decided to retire treasury stock pursuant to the provisions of Article 212 of the Japanese commercial code. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31, 2006.

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.

Based on a resolution of the Board of Directors, at the annual meeting of shareholders to be held on June 26, 2008, the shareholders will be asked to approve the declaration of a cash dividend in the amount of ¥9,633 million, which will be paid to shareholders of record as of March 31, 2008. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2008.

The amount of retained earnings available for dividends distribution is recorded in the Company's non-consolidated books and amounted to ¥152,756 million ($1,528 million) as of March 31, 2008.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2006, 2007 and 2008, were as follows:

	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Foreign currency translation adjustments:				
Beginning balance	¥(14,486)	¥ (6,043)	¥ 2,764	$ 27,640
Adjustments for the year	8,443	8,807	(10,274)	(102,740)
Ending balance	¥ (6,043)	¥ 2,764	¥ (7,510)	$ (75,100)
Net unrealized holding gains on available-for-sale securities:				
Beginning balance	¥ 6,680	¥ 11,666	¥ 10,280	$ 102,800
Adjustments for the year	4,986	(1,386)	(6,395)	(63,950)
Ending balance	¥ 11,666	¥ 10,280	¥ 3,885	38,850
Minimum pension liability adjustment:				
Beginning balance	¥ (1,443)	¥ (278)	¥ –	$ –
Adjustments for the year	1,165	94	–	–
Adjustments to initially apply SFAS No.158	–	184	–	–
Ending balance	¥ (278)	¥ –	¥ –	$ –
Pension liability adjustment:				
Beginning balance	¥ –	¥ –	¥ (347)	$ (3,470)
Adjustments for the year	–	–	(3,685)	(36,850)
Adjustments to initially apply SFAS No.158	–	(347)	–	–
Ending balance	¥ –	¥ (347)	¥ (4,032)	$ (40,320)
Total other accumulated comprehensive income (loss):				
Beginning balance	¥ (9,249)	¥ 5,345	¥ 12,697	$ 126,970
Adjustments for the year	14,594	7,515	(20,354)	(203,540)
Adjustments to initially apply SFAS No.158	–	(163)	–	–
Ending balance	¥ 5,345	¥ 12,697	¥ (7,657)	$ (76,570)

Tax effects allocated to each component of other comprehensive income were as follows:

For the year ended March 31, 2006	Japanese yen (millions) Pretax amount	Tax benefit (expense)	Net of tax amount
Foreign currency translation adjustment	¥ 8,715	¥ (272)	¥ 8,443
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	11,267	(4,539)	6,728
Less- Reclassification adjustment for gains realized in net income	(2,918)	1,176	(1,742)
Net unrealized gains	8,349	(3,363)	4,986
Minimum pension liability adjustment	2,525	(1,360)	1,165
Other comprehensive income	¥ 19,589	¥ (4,995)	¥ 14,594

For the year ended March 31, 2007	Japanese yen (millions) Pretax amount	Tax benefit (expense)	Net of tax amount
Foreign currency translation adjustment	¥ 8,900	¥ (93)	¥ 8,807
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	(1,403)	565	(838)
Less- Reclassification adjustment for gains realized in net income	(918)	370	(548)
Net unrealized gains	(2,321)	935	(1,386)
Minimum pension liability adjustment	160	(66)	94
Other comprehensive income	¥ 6,739	¥ 776	¥ 7,515

For the year ended March 31, 2008	Japanese yen (millions) Pretax amount	Tax benefit (expense)	Net of tax amount
Foreign currency translation adjustment	¥ (10,381)	¥ 107	¥ (10,274)
Unrealized holding losses on available-for-sale securities:			
Unrealized holding losses arising during the year	(12,099)	4,878	(7,221)
Less- Reclassification adjustment for losses realized in net income	1,384	(558)	826
Net unrealized losses	(10,715)	4,320	(6,395)
Pension liability adjustment			
Unrealized losses arising during the year	(6,470)	2,633	(3,837)
Less- Reclassification adjustment for losses realized in net income	236	(84)	152
Net unrealized losses	(6,234)	2,549	(3,685)
Other comprehensive losses	¥ (27,330)	¥ 6,976	¥ (20,354)

	U.S. dollars (thousands)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
For the year ended March 31, 2008			
Foreign currency translation adjustment	$ (103,810)	$ 1,070	$ (102,740)
Unrealized holding losses on available-for-sale securities:			
Unrealized holding losses arising during the year	(120,990)	48,780	(72,210)
Less- Reclassification adjustment for losses realized in net income	13,840	(5,580)	8,260
Net unrealized losses	(107,150)	43,200	(63,950)
Pension liability adjustment			
Unrealized losses arising during the year	(64,700)	26,330	(38,370)
Less- Reclassification adjustment for losses realized in net income	2,360	(840)	1,520
Net unrealized losses	(62,340)	25,490	(36,850)
Other comprehensive losses	$ (273,300)	$ 69,760	$ (203,540)

14. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share computations is as follows, there are no diluted effect during the representing fiscal years.

Numerator	Japanese yen (millions)			U.S. dollars (thousands)
	2006	2007	2008	2008
Net income available to common share holders	¥ 40,411	¥ 36,971	¥ 46,043	$ 460,430

Denominator	Number of shares		
Weighted average common shares: outstanding	143,736,927	143,706,789	143,749,824

	Japanese yen			U.S. dollars
Earnings per share:	¥ 281.1	¥ 257.3	¥ 320.3	$ 3.20

15. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2008, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥6 million ($60 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company's obligations under the guarantees described above as of March 31, 2008, was insignificant.

At March 31, 2008, the Company was contingently liable as a guarantor for the union organized by customers in the amount of ¥530 million ($5,300 thousand). The fair value of the liabilities for the Company's obligations under the guarantees described above as of March 31, 2008, was insignificant.

Makita's purchase obligations, mainly for raw materials, were ¥9,632 million ($96,320 thousand) as of March 31, 2008.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita's consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,714 million, ¥1,881 million and ¥2,132 million ($21,320 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2006, 2007 and 2008, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2008, were as follows:

Year ending March 31,	Japanese yen (millions)	U.S. dollars (thousands)
2009	¥ 573	$ 5,730
2010	404	4,040
2011	284	2,840
2012	201	2,010
2013	156	1,560
2014 and thereafter	203	2,030
	¥ 1,821	$ 18,210

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2006, 2007 and 2008 was summarized as follows:

	Japanese yen (millions)			U.S. dollars (thousands)
Year ending March 31,	2006	2007	2008	2008
Balance at beginning of year	¥ 804	¥ 928	¥ 1,306	$ 13,060
Addition	853	1,476	2,117	21,170
Utilization	(779)	(1,163)	(1,357)	(13,570)
Foreign exchange impact	50	65	(102)	(1,020)
Balance at end of year	¥ 928	¥ 1,306	¥ 1,964	$ 19,640

16. DERIVATIVES AND HEDGING ACTIVITIES

(a) Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options contracts and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

Makita is also exposed to a risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts; however it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b) Foreign currency exchange rate risk management

Makita operates internationally, giving rise to significant exposures to market risks from changes in foreign exchange rates, and enters into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2007 and 2008 of ¥50 million and ¥601 million ($6,010 thousand), respectively, were recorded as assets and of ¥215 million and ¥216 million ($2,160 thousand), respectively as liabilities, and the changes in their fair values for the years ended March 31, 2007 and 2008 amounting to a gain of ¥45 million and ¥550 million ($5,500 thousand), respectively, were recorded in exchange gains on foreign currency transactions, net.

(c) Interest rate risk management

Makita executes financing and investing activities through the Company. To manage the variability in cash flows caused by interest rate change of time deposit, the Company enters into interest rate swaps as a cash flow hedge.

The Company had interest rate swaps with a fair value of ¥ 3 million as of March 31, 2007. The interest rate swaps matured during the year ended March 31, 2008. The Company did not have interest rate swaps as of March 31, 2008. These interest swaps were recorded as current liabilities. As the interest rate swaps did not meet the hedge accounting criteria, the changes in fair value of the hedging interest rate swaps which amounted to a gain of ¥ 2 million and ¥ 3 million were recorded in earnings and classified in other income for the years ended March 31, 2007 and 2008, respectively.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:

(a) *Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Other Accrued Expenses*

The carrying amounts approximate fair value because of the short maturities of those instruments.

(b) *Long-term Time Deposits*

The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c) *Marketable Securities and Investment Securities*

The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost.

Non-marketable securities amounted to ¥567 million and ¥572 million ($5,720 thousand) as of March 31, 2007 and 2008, respectively.

(d) *Long-term Indebtedness*

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita's current borrowing rates for similar debt instruments of comparable maturities.

(e) *Interest Rate Swap Agreements*

The fair values of interest rate swap agreements are based on the estimated amount that Makita would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(f) *Other Derivative Financial Instruments*

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Japanese yen (millions)				U.S. dollars (thousands)	
	2007		2008		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities	¥58,217	¥ 58,216	¥49,443	¥ 49,443	$494,430	$ 494,430
Investment securities	27,279	27,172	18,034	17,963	180,340	179,630
Long-term time deposits	2,207	2,207	2,207	2,207	22,070	22,070
Long-term indebtedness including current maturities	(129)	(129)	(1,050)	(1,050)	(10,500)	(10,500)
Interest rate swap agreements:						
Assets	–	–	–	–	–	–
Liabilities	(3)	(3)	–	–	–	–
Foreign currency contracts:						
Assets	25	25	186	186	1,860	1,860
Liabilities	(125)	(125)	(191)	(191)	(1,910)	(1,910)
Currency swaps:						
Assets	18	18	408	408	4,080	4,080
Liabilities	(71)	(71)	(23)	(23)	(230)	(230)
Currency option contracts:						
Assets	7	7	7	7	70	70
Liabilities	(19)	(19)	(2)	(2)	(20)	(20)

(g) Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18.OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of the enterprise for which separate financial information is available and regularly reviewed by the Company's chief operating decision maker. The Company's chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2006, 2007 and 2008, Makita's operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. GAAP.

Segment Products and Services

Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2006

	Japanese yen (millions)							
	Japan	Europe	North America	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 53,788	¥ 91,249	¥ 47,979	¥ 8,645	¥ 27,414	¥ 229,075	¥ –	¥ 229,075
Inter-segment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	–
Total	¥ 111,614	¥ 97,555	¥ 52,300	¥ 52,624	¥ 27,595	¥ 341,688	¥ (112,613)	¥ 229,075
Operating expenses	¥ 87,468	¥ 85,505	¥ 50,437	¥ 46,162	¥ 25,048	¥ 294,620	¥ (111,323)	¥ 183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778
Long-lived assets	36,578	7,529	3,732	9,170	2,371	59,380	(177)	59,203
Identifiable assets	243,553	85,858	44,814	42,275	21,556	438,056	(112,018)	326,038
Depreciation and amortization	2,917	1,217	656	923	269	5,982	(60)	5,922
Capital expenditures	6,398	1,549	620	2,537	426	11,530	(147)	11,383

Year ended March 31, 2007

	Japanese yen (millions)							
	Japan	Europe	North America	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 61,776	¥ 124,924	¥ 51,432	¥ 9,698	¥ 32,103	¥ 279,933	¥ –	¥ 279,933
Inter-segment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	–
Total	¥ 125,816	¥ 130,633	¥ 56,729	¥ 76,719	¥ 32,252	422,149	¥ (142,216)	¥ 279,933
Operating expenses	¥ 108,403	¥ 112,577	¥ 54,217	¥ 66,815	¥ 28,786	¥ 370,798	¥ (139,041)	¥ 231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176
Long-lived assets	36,831	10,345	3,381	10,296	2,690	63,543	(163)	63,380
Identifiable assets	257,735	110,158	38,756	50,934	26,535	484,118	(115,624)	368,494
Depreciation and amortization	5,270	1,432	637	1,233	261	8,833	(60)	8,773
Capital expenditures	7,266	2,820	451	2,235	351	13,123	(143)	12,980

Year ended March 31,2008

	Japan	Europe	North America	Asia	Other	Total	Corporate and Eliminations	Consolidated
	Japanese yen (millions)							
Sales:								
External customers	¥ 72,466	¥ 160,218	¥ 56,234	¥ 11,271	¥ 42,388	¥ 342,577	¥ -	¥ 342,577
Inter-segment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	-
Total	¥ 142,006	¥ 165,824	¥ 61,446	¥ 112,482	¥ 42,560	¥ 524,318	¥ (181,741)	¥ 342,577
Operating expenses	¥ 120,020	¥ 138,850	¥ 59,727	¥ 98,468	¥ 36,964	¥ 454,029	¥ (178,483)	¥ 275,546
Operating income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031
Long-lived assets	42,752	10,563	2,656	9,961	3,313	69,245	(187)	69,058
Identifiable assets	264,721	126,428	39,523	52,890	31,556	515,118	(128,651)	386,467
Depreciation and amortization	4,874	1,653	691	1,397	320	8,935	(64)	8,871
Capital expenditures	8,637	2,453	713	2,220	1,113	15,136	(100)	15,036

Year ended March 31, 2008

	Japan	Europe	North America	Asia	Other	Total	Corporate and Eliminations	Consolidated
	U.S. dollars (thousands)							
Sales:								
External customers	$ 724,660	$ 1,602,180	$ 562,340	$ 112,710	$ 423,880	$ 3,425,770	$ -	$ 3,425,770
Inter-segment	695,400	56,060	52,120	1,012,110	1,720	1,817,410	(1,817,410)	-
Total	$ 1,420,060	$ 1,658,240	$ 614,460	$ 1,124,820	$ 425,600	$ 5,243,180	$ (1,817,410)	$ 3,425,770
Operating expenses	$ 1,200,200	$ 1,388,500	$ 597,270	$ 984,680	$ 369,640	$ 4,540,290	$ (1,784,830)	$ 2,755,460
Operating income	219,860	269,740	17,190	140,140	55,960	702,890	(32,580)	670,310
Long-lived assets	427,520	105,630	26,560	99,610	33,130	692,450	(1,870)	690,580
Identifiable assets	2,647,210	1,264,280	395,230	528,900	315,560	5,151,180	(1,286,510)	3,864,670
Depreciation and amortization	48,740	16,530	6,910	13,970	3,200	89,350	(640)	88,710
Capital expenditures	86,370	24,530	7,130	22,200	11,130	151,360	(1,000)	150,360

Long-lived assets shown above consist of property, plant and equipment.

Transfers between segments are made at estimated arm's-length prices. No single external customer accounted for 10% or more of Makita's net sales for each of the years ended March 31, 2006, 2007 and 2008.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita's current revenues from external customers by each group of products are set forth below.

	Japanese Yen (millions, except for percentage amounts) Consolidated Net Sales by Product Categories Year ended March 31,						U.S. dollars (thousands)
	2006		2007		2008		2008
Power Tools	¥ 171,376	74.8 %	¥ 210,894	75.3 %	¥ 255,869	74.7 %	$ 2,558,690
Gardening and Household Products	23,434	10.2	28,123	10.0	40,410	11.8	404,100
Parts, Repairs and Accessories	34,265	15.0	40,916	14.7	46,298	13.5	462,980
Total	¥ 229,075	100 %	¥ 279,933	100 %	¥ 342,577	100 %	$ 3,425,770

19. RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. ("Maruwa"), for which a director of the Company and certain of his family members have a majority of the voting rights, amounted to ¥2 million for advertising expenses for each of the years ended March 31, 2006, 2007 and 2008.

The Company's purchases of raw materials and production equipment from Toa Co., Ltd., for which a director of the Company and certain of his family members have a majority of the voting rights, were ¥223 million, ¥129 million and ¥96 million during the years ended March 31, 2006, 2007 and 2008, respectively. The accounts payable of the Company related to these transactions were ¥10 million, ¥6 million and ¥15 million as of March 31, 2006, 2007 and 2008, respectively.

The president of Toyoda Machine Works Ltd. was elected as an outside director of the Company as of June 29, 2005. The Company's purchases of raw materials and production equipment from Toyoda Machine Works Ltd. were ¥4 million from July 1 to December 31, 2005. The outside director became a vice president of JTEKT Corporation, which was formed as the result of a business combination between Toyoda Machine Works Ltd. and Koyo Seiko Co., Ltd., occurring on January 1, 2006, became an outside director of the Company. The Company's purchases of raw materials and production equipment from JTEKT Corporation, were ¥151 million from January 1, 2006 to March 31, 2006, ¥498 million during the year ended March 31, 2007 and ¥658 million during the year ended March 31, 2008. The accounts payable of the Company related to these transactions were ¥53 million, ¥35 million and ¥65 million as of March 31, 2006, 2007, and 2008 respectively.

20. SUBSEQUENT EVENTS

On April 30, 2008, the Board of Directors of the Company approved a plan to repurchase up to 3 million shares of the Company's common stock at a cost of up to ¥12,000 million for the period from May 1, 2008 to May 26, 2008. Such repurchases were intended to perform flexible capital strategies and enhance shareholders' value. As a result, the Company repurchased 3 million shares of the Company's common stock for ¥11,923 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and its subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 10, 2008 expressed an unqualified opinion on the effectiveness of Makita Corporation's internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
July 10, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Makita Corporation:

We have audited Makita Corporation's (a Japanese corporation) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen, and our report dated July 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
July 10, 2008

ASIA

■ JAPAN

Makita Corporation
Head office
3-11-8, Sumiyoshi-cho, Anjo, Aichi
446-8502
Phone: +81-(0)566-98-1711
Fax: +81-(0)566-98-6021

Okazaki plant
22-1, Watarijima, Nemunoki-cho,
Okazaki, Aichi 444-0232
Phone: +81-(0)564-43-3111

Atsugi plant
1937-3, Nurumizu, Atsugi,
Kanagawa 243-0033
Phone: +81-(0)46-224-1717

Makita Numazu Corporation
35 Ohoka Numazu, Shizuoka 410-8535
Phone: +81-(0)55-963-1111
Fax: +81-(0)55-963-1939

■ CHINA

Makita (China) Co., Ltd.
Head office & plant
288 Huangpujiang Road, Kunshan
Economic & Technical Development
Zone, Jiangsu. Postcode:215335
Phone: +86-(0)512-57707710
Fax: +86-(0)512-57713623

Guangzhou sales branch
No.24 Building,No.26,Renhouzhi Street,
Dachongkou, Fangcun Avenue,
Liwan District, Guangzhou,Guangdong.
Postcode: 510370
Phone: +86-(0)20-87518872
Fax: +86-(0)20-87518873

Shanghai sales branch
2F, Building2, No401 Caobao Road,
Xu Hui District, Shanghai.
Postcode: 200233
Phone: +86-(0)21-54487198
Fax: +86-(0)21-62476732

Beijing sales branch
No.6 A Heyi Xili North Street Fengtai
District, Beijing Postcode:100076
Phone: +86-(0)10-67983346
Fax: +86-(0)10-87898365

Chengdu sales branch
G/F,Building3,Xicaijunyuan,Qunhe
Street,Qunkang
Road,Chengdu,Sichuan. Post-
code:610072
Phone: +86-(0)28-87337028
Fax: +86-(0)28-87337018

Shenyang sales branch
No. 72 North Station Road, Shenhe
District, Shenyang, Liaoning,C Building
Manufacturing Building Post area
Shenyang. Postcode: 110013
Phone: +86-(0)24-22530648
Fax: +86-(0)24-22530170

Xian sales branch
1/F,Electronic Building,No.7 North
Block,Zhenhua Road,Xian Shanxi.
Postcode: 710014
Phone: +86-(0)29-86223736
Fax: +86-(0)29-86229230

Makita (Kunshan) Co., Ltd.
Nan Zi Road, Kunshan Export Processing
Zone, Jiangsu. Postcode: 215301
Phone: +86-(0)512-57367367
Fax: +86(0)512-57365575

Makita Power Tools (HK) Ltd.
3F, Grandtech Centre, 8 On Ping Street,
Shatin, N.T., Hong Kong
Phone: +852-2648-8683
Fax: +852-2648-5237

Makita (Taiwan) Ltd.
Head office
2F, No. 4, Lane 83, Kuang-fu Road, Sec.
1, San-chung, Taipei Hsien, Taiwan
Phone: +886-(0)2-2999-0600~4
Fax: +886-(0)2-2999-0605
Sales offices
Kaohsiung, Taichung

■ KOREA

Makita Korea Co., Ltd.
Suite 901, Seocho Plaza, 1573-1,
Seocho-Dong, Seocho-ku, Seoul
Phone: +82-(0)2-3471-3111~3
Fax: +82-(0)2-3471-3114

■ SINGAPORE

Makita Singapore Pte. Ltd.
7, Changi South Street 3,
Singapore 486348
Phone: +65-6546-8700
Fax: +65-6546-8711

AMERICAS

■ UNITED STATES

Makita U.S.A. Inc.
Corporate office
14930 Northam Street, La Mirada, CA
90638-5753, USA
Phone: +1-714-522-8088
Fax: +1-714-522-8133

Western regional
(Los Angeles) office
14930 Northam Street, La Mirada, CA
90638-5753
Phone: +1-714-522-8088
Fax: +1-714-522-2437

Central regional
(Chicago) office
1450 Feehanville Drive, Mount Prospect,
IL 60056-6011
Phone: +1-847-297-3100
Fax: +1-847-297-1544

South East regional (Atlanta) office
2660 Buford Highway, Buford, GA
30518-6045
Phone: +1-770-476-8911
Fax: +1-770-476-0795

Factory service centers
Atlanta, Boston, Chicago, Dallas, Denver,
Florida, Houston, Las Vegas, Los Angeles,
Milwaukee, Minneapolis, Nashville, New
Jersey, New York, Phoenix, Pittsburgh,
Portland, Puerto Rico, Sacramento, San
Antonio, San Diego, San Francisco,
St.Louis, Washington DC/Baltimore

Makita Corporation of America
2650 Buford Highway, Buford, GA 30518
Phone: +1-770-932-2901
Fax: +1-770-932-2905

Makita Latin America Inc.
11800 N.W. 102nd Road, Suites 3 & 4
Medley, FL 33178
Phone: +1-305-882-0522
Fax: +1-305-882-0484

■ CANADA

Makita Canada Inc.
Head office & plant
1950 Forbes Street, Whitby, ON L1N
7B7
Phone: +1-905-571-2200
Fax: +1-905-433-4779

Western regional office
11771 Hammersmith Way, Richmond,
BC V7A 5H6
Phone: +1-604-272-3104
Fax: +1-604-272-5416

Quebec and Atlantic regional office
6389 Boul. Couture, St. Léonard,
Quebec H1P 3J5
Phone: +1-514-323-1223
Fax: +1-514-323-7708

Factory service centers
Dartmouth, Nepean (Ottawa), Les Saules
(Quebec), London, Mississauga, Whitby,
St. Laurent (Montreal), St. Leonard, Cal-
gary, Edmonton, Winnipeg, Saskatoon,
Richmond, Burnaby

■ MEXICO

Makita México, S.A. de C.V.
Norte 35#780-B Col. Industrial Vallejo
Del. Azcapotzalco Mexico, D.F. Mexico
C.P. 02300
Phone: +52-555-567-3387
Fax: +52-555-567-3282

■ BRAZIL

Makita do Brasil Ferramentas
Elétricas Ltda.
Head office
Rua Makita Brasil, No 200, Bairro dos
Alvarengas, São Bernardo do Campo,
São Paulo, CEP: 09852-080
Phone: +55-(0)11-4392-2411
Fax: +55-(0)11-4392-2183

Sao Paulo office
R. Luis Goes, 111 -Chácara Inglesa,
São Paulo, CEP:04043-250
Phone: +55-(0)11-5071-9784
Fax: +55-(0)11-5071-9794

Salvador office
Av. Santos Dumont, 1200 - Loja 02
(Estrada do Coco, Km 0)
- Lauro de Freitas - BA,
CEP:42700-000
Phone: +55-(0)71-3252-0154
Fax: +55-(0)72-3252-0070

Curitiba office
Rua Comendador Roseira,
499 - Curitiba - PR, CEP:80215-210
Phone: +55-(0)41-333-8070
Fax: +55-(0)41-332-0734

Rio de Janeiro office
Av. Das Americas, 2250 - Loja J/K -
Barra da Tijuca - Rio de Janeiro, RJ
CEP:22640-101
Phone: +55(0)21- 3151-7933
Fax: +55(0)21- 2431-2325

■ ARGENTINA

Makita Herramientas Eléctricas de
Argentina S.A.
Calle 11, Lote 9C Fraccion 6
Parque Industrial de Pilar,
Provincia de Buenos Aires. C.P1629
Phone: +54-(02322)496-900
Fax: +54-(02322)496-999

■ CHILE

Makita Chile Comercial Ltda.
San Ignacio 500, Modulo No.8,
Quilicura, Santiago
Phone: +56-2-540-0400
Fax: +56-2-733-5030

■ PERU

Makita Peru S.A.
Av. Argentina 3119, Zona B, Lima, Peru
Phone: +511-562-0220
Fax: +511-561-0099

EUROPE

■ UNITED KINGDOM

Makita (U.K.) Ltd.
Michigan Drive, Tongwell, Milton Keynes, Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211400

Makita International Europe Ltd.
Michigan Drive, Tongwell, Milton Keynes, Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211500

Makita Manufacturing Europe Ltd.
Hortonwood 7, Telford, Shropshire TF1 7YX
Phone: +44-(0)1952-677688
Fax: +44-(0)1952-677678

■ FRANCE

Makita France SAS
Head office
2, Allée des Performances,
Z.I. des Richardets,
93165 Noisy le Grand Cedex
Phone: +33-(0)1-4932-6200
Fax: +33-(0)1-4305-9913

Nantes office
Le Pan Loup, 44220 Couéron
Phone: +33-(0)2-5177-8977
Fax: +33-(0)2-4063-8376

Bordeaux office
137, Rue de la Croix-de-Monjous,
33170 Gradignan
Phone: +33-(0)5-5796-5270
Fax: +33-(0)5-5796-5275

Nord office
Village d'Entreprises, 51, Rue Trémière,
59650 Villeneuve d'Ascq
Phone: +33-(0)3-2059-7020
Fax: +33-(0)3-2047-2220

Nancy office
Z.I. Ouest Village d'entreprises
22, Allée des Peupliers,
54180 Heillecourt
Phone: +33-(0)3-8325-2850
Fax: +33-(0)3-8351-4563

Dijon office
5, Rue Edmond Voisenet, 21000 Dijon
Phone: +33-(0)3-8054-0880
Fax: +33-(0)3-8054-0881

Toulouse office
15, Rue de Boudeville, Z.I. de Thibaud,
31104 Toulouse
Phone: +33-(0)5-6143-2200
Fax: +33-(0)5-6143-2201

■ SPAIN

Makita, S.A.
C/ Juan de la Cierva, 7-15,
28820 Coslada (Madrid)
Phone: +34-91-671-1262
Fax: +34-91-671-8293

■ ITALY

Makita S.p.A.
Via Sempione 269/A,
20028 San Vittore Olona (MI)
Phone: +39-(0)331-524111
Fax: +39-(0)331-420285

■ GREECE

Makita Hellas S.A.
Tatoiou 232, Achames, ATTIKI PC 136-71
Phone: +30-210-8071241
Fax: +30-210-8072245

■ FINLAND

Makita Oy
Teilimaki 4 FIN-01530 Vantaa, Finland
Phone: +358-(09)-857-880
Fax: +358-(0)9-857-88211

■ ESTONIA

Makita Oy Estonian Branch
Estonian office
Piirimäe 13, 76401 Saku vald, Harjumaa maakond
Phone: +372-6-510-380
Fax: ++372-6-510-399

■ THE NETHERLANDS

Makita Benelux B.V.
Ekkersrijt 4086, 5692 DA, Son
Phone: +31-(0)499-484848
Fax: +31-(0)499-484849

■ BELGIUM

S.A. Makita N.V.
Mechelsesteenweg 323, 1800 Vilvoorde
Phone: +32-(0)2-257-1840
Fax: +32-(0)2-257-1865

■ GERMANY

Makita Werkzeug G.m.b.H
Head office
Keniastraße 20, 47269 Duisburg
Phone: +49-(0)203-9757-0
Fax: +49-(0)203-9757-127

Dolmar G.m.b.H
Jenfelder Strasse 38, 22045 Hamburg
Phone: +49-(0)40-66986-0
Fax: +49-(0)40-66986-352

■ DENMARK

Makita Elværktøj Danmark
Denmark office
Erhvervsbyvej 14, 8700 Horsens
Phone: +45-76-254400
Fax: +45-76-254401

■ SWITZERLAND

Makita SA
Route de Denges 6, CH-1027 Lonay
Phone: +41-(0)21-811-5656
Fax: +41-(0)21-811-5678

■ AUSTRIA

Makita Werkzeug G.m.b.H.
Kolpingstraße 13, A-1230 Wien
Phone: +43-(1)-6162730-0
Fax: +43-(0)1-616273013

■ UKRAINE

Makita Ukraine LLC
Stolichne Shosse 100, Kiev, Ukraine 03045
Phone: +380-(0)44-494-2370
Fax: +380-(0)44-494-2373

■ POLAND

Makita Sp. z o.o.
ul.Strazacka 81 43-382 Bielsko - Biała
Phone: +48-(0)33-819-6360
Fax: +48-(0)33-818-4059

■ CZECH REPUBLIC

Makita, spol. s r.o.
Pražákova 51, 619 00 Brno
Phone: +42-(0)5-432-16944
Fax: +42-(0)5-432-16946

■ SLOVAKIA

Makita s.r.o
Jegorovova 35 974 01 Banská Bystrica
Phone: +421-(0)48-4161-772
Fax: +421-(0)48-4161-769

■ HUNGARY

Makita Elektromos Kisgépértékesítő Kft.
8000, Székesfehérvár, Takarodó út 2
Phone: +36-22-507-472
Fax: +36-22-507-484

■ ROMANIA

Makita Romania S.R.L.
Sos. Bucuresti-Urziceni nr.31 (EXPO MARKET DORALY, Pavilion R) Com. Afumati / ILFOV
Phone: +40-21-351-1382
Fax: +40-21-312-5495

SC Makita EU SRL
Blvd.I.C. Bratianu, nr.164, Comuna Branesti, Jud.Ilfov, ROMANIA 077030
Phone: +40-21-310-7675
Fax: +40-21- 200-0219

■ BULGARIA

Makita Bulgaria EOOD
Sofia circle road, No.373, Sofia 1186, Bulgaria
Phone: +0359-02-973-7153
Fax: +0359-02-921-0550

■ RUSSIA

Makita LLC
48-A, Otkrytoe shosse, Moscow, 107370
Phone: +7-495-380-0151
Fax: +7-495-380-0152

Makita Oy Vladivostok Representative Office
22, St.Makovskogo, Vladivostok 690041, Primorsky Region
Phone: +7-4232-375-984
Fax: +7-4232-375-985

MIDDLE EAST

■ UNITED ARAB EMIRATES

Makita Gulf FZE
P.O. Box 17133, Jebel Ali Free Zone, Dubai
Phone: +971-(0)4-8860804
Fax: +971-(0)4-8860805

OCEANIA

■ AUSTRALIA

Makita (Australia) Pty. Ltd.
Head office
4 Alspec Place, Eastern Creek, NSW 2766
Phone: +61-(0)2-9839-1200
Fax: +61-(0)2-9839-1201

Hobart office
32a Chapel Street Glenorchy, TAS 7010
Phone: +61-(0)3-6274-1533
Fax: +61-(0)3-6274-1777

Perth office
535-537 Abernethy Road, Kewdale, WA 6105
Phone: +61-(0)8-9360-8900
Fax: +61-(0)8-9360-8999

■ NEW ZEALAND

Makita (New Zealand) Ltd.
15 Orbit Drive, Mairangi Bay, Auckland, New Zealand
Phone: +64-(0)9-479-8250
Fax: +64-(0)9-479-8259

Board of Directors and Auditors

Board of Directors

President and Representative Director

Masahiko Goto

Management Directors

Masami Tsuruta

Yasuhiko Kanzaki

Directors

Kenichiro Nakai

Tadayoshi Torii

Tomoyasu Kato

Shiro Hori

Tadashi Asanuma

Hisayoshi Niwa

Zenji Mashiko

Toshio Hyuga

Shinichiro Tomita

Tetsuhisa Kaneko

Motohiko Yokoyama*

*Outside Director

(As of June 26, 2008)

Board of Statutory Auditors

Standing Statutory Auditors

Toshihito Yamazoe

Haruhito Hisatsune*

Statutory Auditors

Masafumi Nakamura*

Michiyuki Kondo*

*Outside Auditors

(As of June 26, 2008)

Corporate Data

Makita Corporation

Head Office

3-11-8, Sumiyoshi-cho, Anjo,
Aichi 446-8502, Japan
Phone: +81-(0)566-98-1711
Fax: +81-(0)566-98-6021

Okazaki Plant

22-1, Watarijima, Nemunoki-cho,
Okazaki, Aichi 444-0232
Phone: +81-(0)564-43-3111

Domestic Sales Offices

Tokyo, Nagoya, Osaka, Sapporo, Sendai, Niigata, Utsunomiya, Saitama, Chiba, Yokohama, Shizuoka, Gifu, Kanazawa, Kyoto,Hyogo, Hiroshima, Takamatsu, Fukuoka, Kumamoto, and other major cities

Date of Founding

March 21, 1915

Paid-in Capital

¥23,805 million

Number of Shares Issued

144,008,760 shares
(As of March 31, 2008)

Independent Registered Public Accounting Firm

KPMG AZSA & Co.

Common Stock Listings

Tokyo and Nagoya stock exchanges

Transfer Agent of Common Stock

The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku, Tokyo 105-8574, Japan

American Depositary Receipts

The Nasdaq Global Select Market
Symbol: MKTAY
CUSIP: 560877300

Depositary, Transfer Agent, and Registrar for American Depositary Receipts

The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286, U.S.A.
Phone: +1-866-234-6936
U.S. toll free: (888) BNY-ADRS (269-2377)
http://www.adrbnymellon.com/

Web Site

http://www.makita.co.jp/global/

Makita Corporation

3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
http://www.makita.co.jp/global/

Mixed Sources
FSC

Printed in Japan

END